IDEXX

Notice of 2016 Annual Meeting of Stockholders & Proxy Statement

Wednesday, May 4, 2016, 10:00 a.m., Eastern time

Portland Marriott Hotel
200 Sable Oaks Drive
South Portland, Maine 04106

IDEXX

Jonathan W. Ayers
President, Chief Executive Officer and Chairman of the Board of Directors



March 24, 2016

Dear Fellow Stockholders,

It was an exciting and busy 2015 for all of us at IDEXX. During the year, we stayed true to our core values and extended our track record of organic growth and sound financial performance through disciplined product innovation and strategic geographic expansion.

Throughout the year, we continued to execute our strategy and create value for our stockholders by:

- Growing our business by enhancing the health and well-being of pets, people and livestock through innovative diagnostic and software technology products and services;
- Increasing our enduring and profitable recurring revenue streams, which comprise approximately 90% of our total revenues;
- Investing in new product development to bring a steady stream of advanced innovations to the pet healthcare and other markets, which create and grow new product markets; and
- Expanding our profits and cash flow, supported by disciplined capital allocation.

Last year, we worked toward promoting and sustaining long-term growth in the pet healthcare market and in the other markets we serve through intelligent, disciplined innovation. We also significantly strengthened our commercial presence, both in the U.S. and abroad.

Enhancing the Health and Well-Being of Pets through Innovative Diagnostic and Software Technologies

We believe that our innovative diagnostic and software technology products and services enhance the health and well-being of pets by elevating the standard of care that veterinary healthcare providers can deliver. Additionally, we believe that our software solutions improve the efficiency, management and performance of veterinary practice operations. Through our diagnostic innovations such as IDEXX SDMA™, which detects the irreversible progression of kidney disease months to years earlier than traditional methods, we are transforming the standard of care that veterinarians can utilize to help prevent and treat diseases. Through our software offerings, we help veterinarians improve the management of their practices, thereby increasing staff productivity, improving access to diagnostic and medical information, and improving practice economics. Elevating the standard of care and supporting a veterinary practice's medical and business processes allows us to grow our business while also assisting in the growth of the veterinary diagnostic segment of the pet healthcare market.

Pet Healthcare Market

Although we serve a number of markets, pet healthcare is our primary market, representing 85% of our total revenues in 2015. The long-term growth of the pet healthcare market is driven by:

- The enduring bond between pets and their owners
- Pet owners' ever-increasing desire to invest in the health and well-being of their beloved family members
- Veterinary care providers' ability to provide an ever-advancing standard of care to pet owners, and their ability to communicate this value to pet owners, who are generally the payers of pet care worldwide

The long-term growth of the veterinary diagnostic segment of the pet health market is driven by:

- Innovations that increase the available standard of care
- Educating pet owners on the value of diagnostic testing in the delivery of pet care, including preventive care

Increasing our Enduring, Profitable Recurring Revenue Streams

Because many of the products and services in our Companion Animal Group (or CAG) business (which represented 85% of our total 2015 revenue), including instrument consumables, test kits and reference lab services, generate revenue each time they are used, they represent recurring revenue streams. Recurring diagnostic revenue (which represented 72% of our total 2015 revenue) is profitable, scalable, and reduces the risk of stagnant or declining revenues. Given these growing revenue streams, an expanding pet healthcare market and broader adoption of our products and services, we have the opportunity to continue to deliver strong value for stockholders as we grow and scale the business.

We believe that developing and maintaining strong relationships with our veterinarian customers drives broader adoption of our products and services and maintains a high level of customer loyalty. To foster strong, personal relationships with the veterinarians we serve, we transitioned to an all-direct sales strategy in the U.S. on January 1, 2015, and have launched similar all-direct strategies in various international markets in the past few years. We believe that these transitions have positioned us well for sustained growth of our CAG revenues in both the near- and long-term.

While we faced some industry headwinds in early 2015 during the transition to our all-direct domestic strategy, we successfully implemented our new sales strategy, which is already generating strong results. In 2015, we placed 4,944 Catalyst® analyzers globally, an increase of 59% year over year and more than double the number of placements two years ago. In addition, the all-direct domestic strategy, and the resulting increase in our commercial presence with veterinarians, helped drive a successful launch of the IDEXX SDMA test, resulting in 1.6 million tests run in the U.S. in 2015.

We also continued to expand our global footprint to capitalize on the opportunity to enhance pet healthcare worldwide. While there are a growing number of pets outside the U.S., international companion animal diagnostics markets are typically much smaller in proportion to their respective number of pets than the U.S. market. As a result, we believe that investing in our international businesses to support the expansion of those markets will be an important driver of long-term value creation for IDEXX stockholders.

Growing and Creating New Product Markets through Investing in Innovation

We believe that intelligent, disciplined innovation, fostered by a culture that supports and rewards an entrepreneurial spirit, is fundamental to our success. Through our close connections to our veterinarian customers, and our significant, industry-leading, annual investments in research and development (R&D), we are able to offer innovative solutions that enable veterinary care providers to practice advanced medical care, demonstrate the value of diagnostics to pet owners and better manage their veterinary practices.



Annual Reported Research and Development Investment of Some Major Veterinary Diagnostics Companies for the Past 5 Calendar Years
($ in millions)
VCA(1): '11 *, '12 *, '13 *, '14 *, '15 *
Heska(2): '11 2, '12 1, '13 2, '14 1, '15 2
Abaxis(3): '11 12, '12 13, '13 14, '14 15, '15 18
IDEXX(4): '11 76, '12 82, '13 88, '14 98, '15 100

*- VCA, Inc. does not report any R&D investment in its filings with the U.S. Securities and Exchange Commission ("SEC").
(1) Source: Heska Corporation's filings with the SEC.
(2) Source: Abaxis Inc.'s filings with the SEC.
(3) Source: IDEXX's filings with the SEC.

This significant investment in research and development led to the introduction of several innovative CAG products that we hope will continue to grow our profitable recurring diagnostic revenues for many years:

- IDEXX Catalyst One® – IDEXX Catalyst One, our next generation chemistry analyzer, offers the capability of our Catalyst Dx® platform to a broader audience. We had a highly successful first year of Catalyst One shipments, driving strong placements of our Catalyst analyzers.
- The IDEXX SDMA Kidney Screening Test – The IDEXX SDMA test transforms the way that veterinarians diagnose and treat kidney disease, which we believe is as significant a health condition to pets as heart disease is to humans. With the ability to

detect kidney disease much earlier, veterinarians have more options to treat and manage the illness. We believe the IDEXX SDMA test highly differentiates IDEXX's diagnostic offering, and will generate above-market growth for our CAG Diagnostics recurring revenues for many years to come.

- Fecal Antigen Test – With the addition of our fecal antigen test, veterinarians are able to detect almost twice as many infections from three of the most common intestinal parasites – hookworm, roundworm and whipworm – than from traditional methods alone. By detecting a far higher percentage of these parasitic infections, veterinarians can greatly advance the standard of care in the annual wellness exam, providing more effective parasitic containment and faster treatment.

In addition, our focus on innovation has allowed us to respond quickly when immediate needs arise in the veterinarian community. For example, in response to the H3N2 virus outbreak in dogs in Chicago early in 2015, our scientists rapidly developed a test for the virus, which we added to our relevant canine respiratory disease panel at no additional charge. This allowed for rapid, reliable and specific testing for a disease which can present in a variety of ways, helping veterinarians contain the highly contagious virus.

Each of these innovations, along with our many other 2015 advancements in diagnostics and veterinary software applications, elevates our integrated portfolio and differentiates our products and services from those of our competitors.

Expanding our Profits and Cash Flow, Supported by Disciplined Capital Allocation

Our continued focus on investing to grow our attractive, core businesses has enabled us to consistently drive high growth in earnings per share and strong free cash flow. Despite facing challenging headwinds from the strengthening of the U.S. dollar, we increased diluted earnings per share by approximately 14.5% in 2015.[1] Solid profit growth, cash flow generation and optimization of our capital structure supported an allocation of $400 million to share repurchases. Over the last three years, we have advanced investment in our high-return core businesses, while at the same time returning approximately $1.4 billion to stockholders through our share repurchase program, supporting a 16% compounded annual increase in our stock price despite the significant strengthening of the U.S. dollar in 2015.[2]

A full review of our 2015 financial performance can be found in the financial statements contained in our 2015 Annual Report on Form 10-K, which is accessible on our company's website (www.idexx.com) and has been filed with the SEC.

Governance and Executive Compensation Practices

We believe our strong governance and executive compensation practices support long-term stockholder value. A more comprehensive discussion of our governance and executive compensation practices can be found beginning on pages 21 and 42, respectively.

Looking Ahead

2015 was a significant year of accomplishment for IDEXX, which should position us for sustained revenue growth and continued profitability in the years to come. We launched several key innovations and significantly advanced our sales model and commercial presence in the U.S. and in international markets. We enter 2016 extraordinarily well-positioned to continue our innovative approach to the veterinary diagnostic market.

All of us at IDEXX remain committed to our Purpose: To be a great company that creates exceptional long term value for our customers, employees and shareholders by enhancing the health and well-being of pets, people and livestock.

Sincerely,

1 *This increase in our diluted earnings per share reflects the effect of the two-for-one split of our common stock effected in the form of a common stock dividend paid on June 15, 2015 (the "Stock Split").*

2 *This increase in our stock price has been adjusted for the effect of the Stock Split on share price.*

Table of Contents

* * * *

BASIS OF PRESENTATION

IDEXX Laboratories, Inc. is a Delaware corporation incorporated in 1983 with principal executive offices located at One IDEXX Drive, Westbrook, Maine 04092. Unless the context indicates otherwise, references in this Proxy Statement to "we", "us", "our", the "Company" or "IDEXX" refer to IDEXX Laboratories, Inc. and its consolidated subsidiaries. Our website is located at www.idexx.com. References to our website in this Proxy Statement are inactive textual references only and the contents of our website are not incorporated by reference into this Proxy Statement for any purpose.

Proxy Summary

This summary highlights selected information that is contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider prior to voting your shares. You should carefully read both the entire Proxy Statement and our 2015 Annual Report on Form 10-K filed with the SEC on February 17, 2016 before voting.

2016 Annual Meeting Information

Date and Time: Wednesday, May 4, 2016, 10:00 a.m., Eastern time
Location: Portland Marriott Hotel, 200 Sable Oaks Drive, South Portland, Maine 04106
Webcast: Available on our website www.idexx.com.

Stockholder Voting Matters Summary

Proposal	Board Vote Recommendation	Page Number for More Information
Proposal One – Election of Directors	**FOR each nominee**	**14**
Proposal Two – Ratification of Appointment of Independent Registered Public Accounting Firm	**FOR**	**37**
Proposal Three – Advisory Vote to Approve Executive Compensation	**FOR**	**40**

How to Vote

It is important that your shares be represented and voted at the 2016 Annual Meeting. You cannot vote your shares via the webcast described above, and even if you plan to attend the 2016 Annual Meeting in person, please vote early. You can submit a proxy by telephone or Internet. Alternatively, you may request a paper proxy card by calling the appropriate number set forth below, which you may complete, sign and return by mail.

For registered holders:

(Your shares are registered in your name with our transfer agent American Stock Transfer & Trust Company)

BY TELEPHONE

In the U.S., you can vote your shares toll-free by calling **1-800-Proxies** (1-800-776-9437).*

Outside the U.S., you can vote your shares by calling **1-718-921-8500**.* Standard rates apply.

BY INTERNET

You can vote your shares online at www.voteproxy.com.*

BY MAIL

You can vote by mail using a paper proxy card which you may request by calling **1-800-937-5499** in the U.S. or **1-718-921-8500** outside the U.S.

** You will need your 11-digit control number available from the Notice sent to you from American Stock Transfer & Trust Company.*

For beneficial owners:

(You hold your shares in a brokerage account or by a bank or other holder of record (that is, in "street name"))

BY TELEPHONE

You can vote your shares toll-free by calling **1-800-454-8683**.**

BY INTERNET

You can vote your shares online at www.proxyvote.com.**

BY MAIL

You can vote by mail by using the paper proxy card or voting instruction form requested by calling **1-800-579-1639**.

*** You will need your 12-digit control number available from the Notice sent to you from Broadridge.*

If you plan to attend the 2016 Annual Meeting in person, you must bring photo identification to be admitted. If you are a beneficial owner, you also must bring a letter from your nominee confirming your beneficial ownership of your shares and, if you intend to vote the shares, a proxy permitting you to vote them. To request a proxy, follow the instructions at www.proxyvote.com.

Proposal One

Election of Directors

The Board has nominated Mr. Jonathan W. Ayers, Dr. Barry C. Johnson and Ms. M. Anne Szostak to serve as Class III Directors with a term expiring at the 2019 Annual Meeting.

Name	Age	Director Since	Independent	Committees	Other Current Public Company Board Service
Jonathan W. Ayers Chairman, President and Chief Executive Officer of IDEXX	59	January 2002	-	-	-
Barry C. Johnson, PhD former Dean, College of Engineering – Villanova University	72	March 2006	✓	Finance (Chair)	-
M. Anne Szostak Founder and Chief Executive Officer – Szostak Partners, LLC	65	July 2012	✓	Audit Compensation (Chair)	Dr. Pepper Snapple Group, Inc. Tupperware Brands Corporation

The Board of Directors recommends a vote FOR the three director nominees up for election

>> See page 16 for further information about our director nominees

Notable Corporate Governance Highlights

We believe that a commitment to high ethical standards and good governance practices contributes to increasing stockholder value by:

- **Strengthening** Board and management accountability;
- **Promoting** alignment with the long-term interests of our stockholders; and
- **Helping to maintain** our stockholders' trust in our company.

Our engaged, diverse and independent Board has implemented and maintained strong corporate governance policies, including prohibitions on pledging, hedging and short sales and in 2015 adopted a majority-voting standard in uncontested elections. We believe that our strong corporate governance policies and practices are an important component of our continued success in driving stockholder value.

For more information about our corporate governance policies and practices, please see the Corporate Governance section of this Proxy Statement beginning on page 14.


Majority vote standard in uncontested elections
Active seeking of highly qualified, diverse candidates to include in pool of potential senior management and Board nominees
Independent Board except for our Chief Executive Officer
Clawback Policy tied to incentive compensation
Independent Lead Director
Annual self-assessments of the Board and its Committees
Stock ownership guidelines for Directors and executives
Risk oversight by Board and Committees
Executive sessions of independent Directors held at each regularly scheduled Board meeting
Prohibition on pledging, hedging and short-sales for Directors and executives
Fully independent Audit, Nominating and Governance, Compensation and Finance Committees

Board Composition and Skills


Director Independence
8 out of 9
Gender Diversity
3 out of 9
are women
Director Age
Average Age
62 years
54
55
59
61
63
64
65
68
72
Director Tenure
Average Tenure
8.88 years
1
2
3
4
10
13
14
16
17
Director Skills and Qualifications
Executive Leadership
Public Company Board Service
Corporate Governance
Operations
International Business
Biotech
Accounting
Capital Markets
Technology/Data
Corporate Strategy
0
9

Proposal Two

Ratification of Appointment of Independent Registered Public Accounting firm

PricewaterhouseCoopers LLP ("PwC") has been appointed to serve as our independent registered public accounting firm for 2016, and while not required by law, the Board believes that it is advisable to give stockholders an opportunity to ratify this selection. The following table summarizes the fees for services provided by PwC during 2015 and 2014.

	Fiscal Years Ended December 31,	
	2015	2014
Audit fees	$1,914,115	$1,854,306
Audit-related fees	–	–
Tax fees	454,052	358,755
All other fees	–	10,000
	$2,368,167	$2,223,061

The Board of Directors recommends a vote FOR this item

>> See page 37 for further information about our independent auditors

Proposal Three

Advisory Vote to Approve Executive Compensation ("say-on-pay")

We are asking our stockholders to approve, on an advisory (non-binding) basis, the compensation of our named executive officers as disclosed herein. At our 2015 Annual Meeting, our stockholders voted 99.14% in favor of approving the compensation of our named executive officers, which approval percentage is the highest among the peer group of companies utilized by the Compensation Committee for competitive benchmarking purposes.

The Board of Directors recommends a vote FOR this item

>> See below and page 40 for further information about our executive compensation program

2015 Financial Performance Highlights

The following is an overview of our 2015 financial performance highlights and our Total Stockholder Return since 2010. For more complete information, please review our Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 17, 2016. The Total Stockholder Return graph compares our total stockholder returns, the Standard & Poor's ("S&P") MidCap 400 Index, the S&P MidCap 400 Health Care Index and the Total Return Index for the NASDAQ Stock Market (U.S. Companies) prepared by the Center for Research in Security Prices (the "NASDAQ Index"). This graph assumes the investment of $100 on December 31, 2010 in IDEXX's common stock, the S&P MidCap 400 Index, the S&P MidCap 400 Health Care Index and the NASDAQ Index and assumes dividends, if any, are reinvested.

Revenue

A record $1.6 billion or +8% over 2014

Operating Income

$300 million or +15% over 2014

Diluted Earnings Per Share

$2.05 or +15% over 2014

Total Stockholder Return*


S&P MidCap Health Care Index
IDEXX Laboratories, Inc.
Nasdaq Index
S&P MidCap 400 Index
$250
$225
$200
$175
$125
$100
12/31/2010
12/30/2011
12/31/2012
12/31/2013
12/31/2014
12/31/2015

* *Total Stockholder Return is defined as: (adjusted close share price end of period – adjusted close share price start of period) / share price start of period.* Measurement points are the last trading days of the years ended December 2010, 2011, 2012, 2013, 2014 and 2015.

Executive Compensation Highlights

These executive compensation highlights should be read in connection with the Executive Compensation section of this Proxy Statement, including the Compensation Discussion and Analysis section, for additional information about our executive compensation philosophy and program and the compensation awarded to each of our named executive officers, beginning on page 42.

Our Executive Compensation Philosophy and Program

Our executive compensation philosophy is simple – we want to attract, motivate and retain talented executives who are aligned with and passionate about our purpose: to be a great company that creates exceptional long-term value for our customers, employees and stockholders by enhancing the health and well-being of pets, people and livestock.

We believe that executing this philosophy through our executive compensation program and practices, including a strong focus on pay-for-performance based compensation elements, will support long-term stockholder value creation through driving our strategy of innovation, continued revenue growth, margin improvement and efficient capital allocation.

Key Elements of Our Executive Compensation Program

Our executive compensation program consists of three key elements, which in total are targeted at the median of our competitive market. Because it relates most directly to the creation of stockholder value over time, variable compensation is a higher percentage of total compensation for our named executive officers than for our other employees.

Base Salary + Performance-Based Cash Bonus + Equity-Based Long-Term Incentives

Executive Compensation Mix

The total 2015 direct compensation mix for our Chief Executive Officer and our other named executive officers is:

Elements of CEO and Other NEO's 2015 Direct Compensation


At Risk

Base Salary
- Represents 17% (CEO) and 29% of other named executive officers' total target direct compensation opportunity.

Performance-Based Cash Bonus
- Represents 20% of CEO's and other named executive officers' total target direct compensation opportunity.
- Cash bonus targets were 125% of base salary (CEO) and in the range of 60% to 75% of base salary for the other named executive officers, and actual for 2015 was paid at 95% of target for the CEO and the other named executive officers.

Equity-Based Long-Term Incentives
- Represents 63% (CEO) and 51% of other named executive officers' total target direct compensation opportunity.

Performance-Based Cash Bonus

The target amount of the performance-based cash bonus award for each named executive officer is a percentage of his or her annual base salary, and the award amount is capped at 200% of this target.

Performance-based cash bonuses are calculated based on the achievement of both financial and non-financial performance goals.

- Our financial performance goals measure our executives' performance against measurements of stockholder value drivers, including normalized organic revenue growth, operating profit and earnings per share, and collectively constitute 50% of the bonus award factor determination.
- Our non-financial performance goals are designed to support near-term performance of our long-term business objectives, including implementation of commercial strategies, advancement of key talent and engagement initiatives and hiring and development of key leadership talent, including gender and ethnically diverse talent, and collectively constitute 50% of the bonus award factor determination.

In 2015, the overall performance-based award factor was calculated as 95% based on achievement of the financial and non-financial performance metrics. Accordingly, performance-based cash bonus payment to the named executive officers equaled 95% of their target bonus amounts.

Equity Based Long-Term Incentives

Our equity-based long-term incentives consist of stock options and restricted stock units. These equity incentives have a five-year vesting schedule, which is longer than typical market practice, and are more heavily weighted in the form of stock options for our senior executives. We believe that these types of equity incentives drive closer alignment with our stockholders' long-term interests.

Starting in 2016, we are adding performance-based restricted stock units to our long-term equity incentive program. These performance-based restricted stock units are intended to be eligible to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code. The vesting of all restricted stock units granted to our named executive officers in February 2016 is subject to the achievement of a 2016 financial performance target. If this target is not met in 2016, then these awards will be forfeited.

CEO Compensation and Equity Ownership

Component	Description
Chief Executive Officer's 2015 Total Direct Compensation	• Base Salary – $800,000 (no increase over 2014). • Performance-Based Cash Bonus Award – $950,000 (95% of target). • Equity-Based Long-Term Incentives –149,888 stock options granted with 5-year vesting schedule ($2,996,921 award date fair value). • Total Direct Compensation: $4,746,921.
Chief Executive Officer's Beneficial Stock Ownership	• As of March 1, 2016, 1,913,363 shares of common stock (approximately 2.14% of the total shares outstanding).[1] • As of March 1, 2016, the value of Mr. Ayers's beneficial ownership was **$144,420,639,**[2] which is **over 30x greater** than what is required under our stock ownership guidelines.

[1] *Includes 906,902 shares of common stock that may be acquired within 60 days after March 1, 2016 upon the exercise of stock options.*

[2] *Based on the closing price of $75.48 per share of our common stock on March 1, 2016.*

Executive Compensation Program at a Glance

In addition to the key elements described above, our executive compensation program includes the following objectives, practices and policies:

"Pay-for-Performance" Executive Compensation Program Design	***Approximately 74%*** of 2015 target total direct compensation for our CEO and other named executive officers is in the form of annual performance-based cash bonuses and long-term equity incentives. ***The value of these forms of compensation is variable and directly tied to our performance.*** In 2016, ***performance-based restricted stock units***, instead of solely time-based restricted stock units, were granted to each of our named executive officers other than our CEO, who received only stock options.
Diversity	We actively seek highly qualified diverse candidates (including gender and ethnically diverse candidates) to include in the pool for potential senior management.
Rigorous, Annual Benchmarking of Executive Compensation	We review our designated proxy peer group on an annual basis to ensure that our compensation program is properly benchmarked against our market peers. We annually assess our total executive compensation against peer group and other market data to determine whether it is competitive and appropriate.
Stock Ownership Guidelines	We require our CEO and other named executive officers to satisfy strict and meaningful stock ownership guidelines.
"Clawback" Policy	Our compensation recoupment policy allows us to recover both incentive and equity compensation from our executive officers under certain circumstances if we are required to restate our financial results, other than a restatement due to changes in accounting principles or applicable law.
Anti-Hedging and Short Sale Policy	Our executives and other employees are prohibited from engaging in any short sale of common stock, any transaction that results in profits from short-term speculative swings in the value of our securities or purchases of financial instruments that are designed to hedge or offset any decrease in the market value of our securities.
Anti-Pledging Policy	In December 2015, we adopted a policy prohibiting our senior executives from pledging or otherwise encumbering equity securities they own in our Company as collateral for indebtedness, including holding shares in a margin or similar account.
Modest Perquisites	We offer only limited benefits and perquisites to our named executive officers that are not otherwise made available to our other salaried employees.
No Tax Gross Ups	We do not administer tax gross ups with respect to perquisites to our named executive officers (except in the case of overseas assignments), or with respect to excise taxes related to "parachute payments" under Section 280G of the Internal Revenue Code.
Compensation Program Risk Assessment	Our Compensation Committee annually reviews our compensation programs to determine whether our programs subject us to risks that may have a material adverse effect on our Company.
Favorable Annual "Say-On-Pay" Votes Since 2011	Favorable "say-on-pay" votes each year since 2011: • The lowest favorable vote was 97% in 2011. • More than 99% in favor of executive compensation in 2015 – ***the highest favorable approval percentage among our 2015 peer group.***

One IDEXX Drive
Westbrook, Maine 04092

Notice of 2016 Annual Meeting of Stockholders

NOTICE IS HEREBY GIVEN that the 2016 annual meeting of stockholders (“2016 Annual Meeting”) of IDEXX Laboratories, Inc. will be held:

DATE AND TIME

Wednesday, May 4, 2016, 10:00 a.m., Eastern time

LOCATION

Portland Marriott Hotel
200 Sable Oaks Drive
South Portland, Maine 04106

PURPOSE OF 2016 ANNUAL MEETING

1. *Election of Directors.* To elect the three Class III Directors listed in the attached proxy statement for three-year terms (Proposal One);
2. *Ratification of Appointment of Independent Registered Public Accounting Firm.* To ratify the selection of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the current fiscal year (Proposal Two);
3. *Advisory Vote to Approve Executive Compensation.* To approve a nonbinding advisory resolution on the Company’s executive compensation (Proposal Three); and
4. *Other Business.* To conduct such other business as may properly come before the 2016 Annual Meeting or any adjournments thereof, including approving any such adjournment, if necessary.

RECORD DATE

The Company’s Board of Directors has fixed the close of business on March 8, 2016 as the record date for the determination of stockholders entitled to notice of and to vote at the 2016 Annual Meeting.

By order of the Board of Directors,

Jacqueline Studer

Jacqueline L. Studer
Corporate Vice President,
General Counsel and Corporate Secretary
Westbrook, Maine
March 24, 2016

Corporate Governance

Proposal One – Election of Directors

Our Board of Directors is divided into three classes, and members of each class hold office for three-year terms:

- Class I Directors – currently three Directors whose terms expire at the 2018 Annual Meeting;
- Class II Directors – currently three Directors whose terms expire at the 2017 Annual Meeting; and
- Class III Directors – currently three Directors whose terms expire at the 2016 Annual Meeting.

Upon recommendation of the Nominating and Governance Committee, the Board has nominated Mr. Jonathan W. Ayers, Dr. Barry C. Johnson and Ms. M. Anne Szostak – our current Class III Directors – to be Class III Directors, and stockholders are being asked to elect them for three-year terms expiring at the 2019 Annual Meeting.

This section includes additional information about the Director nomination process, including requisite criteria, experiences, qualification and skills, as well as the Class III Director nominees and the Board.

Recommendation of the Board of Directors

The Board of Directors recommends that you vote "FOR" the election of Mr. Ayers, Dr. Johnson and Ms. Szostak.

Director Nomination Process

The Nominating and Governance Committee identifies, evaluates, recruits and makes recommendations to the Board regarding candidates to fill vacancies on the Board using the criteria described below. The process followed by the Nominating and Governance Committee includes:

- Receiving recommendations from the Board, management and stockholders;
- Holding meetings to evaluate biographical information and background material relating to potential candidates; and
- Interviewing selected candidates.

In addition, the Nominating and Governance Committee, in some instances, will engage an executive search firm to assist in recruiting candidates. In such cases, the search firm assists the Nominating and Governance Committee in:

- Identifying potential candidates that fit the Board's search criteria;
- Obtaining candidate resumes and other biographical information;
- Conducting initial interviews to assess candidates' qualifications, fit and interest in serving on the Board;
- Scheduling interviews with the Nominating and Governance Committee, other members of the Board, and management;
- Performing reference checks; and
- Assisting in finalizing arrangements with candidates who receive an offer to join the Board.

Criteria and Experiences, Qualifications and Skills

To be considered for nomination to the Board a candidate must meet the following minimum criteria:

- Reputation for integrity, honesty and adherence to high ethical standards;
- Demonstrated business acumen, experience and ability to exercise sound judgment in matters that relate to our current and long-term objectives;
- Willingness and ability to contribute positively to our decision-making process;
- Skills in one or more areas that are relevant to us and our operations, including familiarity with science and technology, finance and accounting, marketing and product development, strategy, government regulation and affairs and/or corporate governance;

- Commitment to understanding us and our industry and regularly attending and participating in Board and Committee meetings;
- Interest and understanding of the sometimes conflicting interests of our various constituencies, which include stockholders, employees, customers, government entities, creditors and the general public, and to act in the interests of all stockholders; and
- Absence of any conflict of interest, or appearance of a conflict of interest, that would impair the Director's ability to represent the interests of all of our stockholders and to fulfill the responsibilities of a Director.

The Nominating and Governance Committee and the Board are also focused on ensuring that a wide range of backgrounds and experiences are represented on our Board and consider the value of diversity of all types in the Director nomination process. For more information, please see the discussion under "Diversity" on page 25.

In addition, in evaluating potential candidates, the Nominating and Governance Committee considers other applicable requirements under the Corporate Governance Guidelines, including the Director independence requirements described under "Director Independence" beginning on page 22 and the maximum number of directorships generally permitted for our Directors. The Corporate Governance Guidelines provide that, unless an exception has been granted by the Board:

- Directors cannot serve on more than four other public company boards;
- Audit Committee members cannot serve on more than two other public company audit committees; and
- Directors who are Chief Executive Officers of other companies cannot serve on more than two other public company boards (including the board of their employer).

Stockholder Recommendation and Nomination of Directors

Stockholders who want to recommend a nominee for Director should submit the name of the nominee to our Corporate Vice President, General Counsel and Corporate Secretary at our principal executive offices, together with biographical information and background material sufficient for the Nominating and Governance Committee to evaluate the recommended candidate based on its selection criteria, and a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of our common stock for at least a year as of the date the recommendation is made.

Assuming that appropriate biographical and background material has been provided on a timely basis, the Nominating and Governance Committee will apply the same criteria, and follow substantially the same process, in considering each qualifying stockholder recommendation as it does in considering other candidates. Stockholders also have the right under our Amended and Restated By-Laws to nominate Director candidates directly, without any action or recommendation on the part of the Nominating and Governance Committee or the Board, by following the procedures described under "Requirements for Submission of Proxy Proposals, Nomination of Directors and Other Business of Stockholders" beginning on page 70.

If the Board determines to nominate a stockholder-recommended candidate and recommends his or her election, then his or her name will be included on the proxy card for our next Annual Meeting. Candidates nominated by stockholders in accordance with the procedures set forth in our Amended and Restated By-Laws will not be included on our proxy card for the next Annual Meeting, but may be included on proxies the nominating stockholders seek independently.

Majority Voting and Director Resignation

Our Amended and Restated By-Laws provide that, in an election of Directors where the number of nominees does not exceed the number of Directors to be elected, a nominee who does not receive a majority of votes cast with respect to his or her election will not be elected.

Pursuant to our Director Resignation Policy included in our Corporate Governance Guidelines, a Director who is not re-elected is required to promptly tender his or her resignation, and the Nominating and Governance Committee would make a recommendation to the Board as to whether to accept the resignation. Following the Nominating and Governance Committee's recommendation, the Board would determine whether or not to accept that Director's resignation, considering any factors it deems relevant. Under this policy, the Board is required to act on the recommendation of the Nominating and Governance Committee within 90 days of the certification of the stockholder vote.

Director Nominees and Board Biographies

Upon recommendation of the Nominating and Governance Committee, the Board has nominated Mr. Jonathan W. Ayers, Dr. Barry C. Johnson and Ms. M. Anne Szostak – our current Class III Directors – to be Class III Directors, and stockholders are being asked to elect them for three-year terms expiring at the 2019 Annual Meeting. Each of the nominees, other than Mr. Ayers, who is our Chief Executive Officer, meets NASDAQ independence requirements.

Each of Mr. Ayers, Dr. Johnson and Ms. Szostak has indicated a willingness to serve, if elected. If any of the Director nominees becomes unable to serve, proxies can be voted for a substitute nominee, or the Board may choose to reduce the number of Directors on the Board. Dr. Johnson will reach the age of 73 in 2016, and under our Corporate Governance Guidelines, when a Director reaches the age of 73, he or she is expected to retire at the next Annual Meeting. Accordingly, if our stockholders elect Dr. Johnson as a Class III Director at the 2016 Annual Meeting, he is expected to retire at the conclusion of the 2017 Annual Meeting.

In February 2016, the Nominating and Governance Committee reviewed the experience, qualifications, attributes and skills of each of the current Directors and the Class III Director nominees and concluded that each Class III Director nominee has the requisite background, qualifications and personal characteristics to serve as a Director in light of the Company's business and structure.

In support of this conclusion, the Nominating and Governance Committee believes that:

- All of the Class III Director nominees hold, or have held, senior leadership positions in significant organizations, including U.S. public companies, multinational corporations or educational institutions;
- These experiences have honed their analytical skills, and each Class III Director nominee brings significant expertise in core disciplines that enables effective execution of his or her oversight responsibilities; and
- Each Class III Director nominee contributes to a diverse and well-functioning Board.

There are no family relationships among the executive officers or Directors of IDEXX.

Class III Director Nominees Whose Terms Would Expire in 2019



Jonathan W. Ayers

Chairman of the Board, President and Chief Executive Officer

Age: 59

Director since: January 2002

Committees: None

Mr. Ayers has been the Chairman of the Board, President and Chief Executive Officer of IDEXX since January 2002. Before joining IDEXX, Mr. Ayers held various positions at United Technologies Corporation and its business unit Carrier Corporation, including serving as President of Carrier Corporation from 1999 to 2001, President of Carrier's Asia Pacific Operations from 1997 to 1999, and Vice President, Strategic Planning at United Technologies from 1995 to 1997. Prior to joining United Technologies, from 1986 to 1995, Mr. Ayers held various positions at Morgan Stanley & Co. in mergers and acquisitions and corporate finance. Mr. Ayers holds an undergraduate degree in molecular biophysics and biochemistry from Yale University and graduated from Harvard Business School in 1983 with high distinction. We value Mr. Ayers's successful leadership since arriving at IDEXX in 2002, consistently generating exceptional, above-market returns for our stockholders during this extended period. We also value Mr. Ayers's significant and diverse experience in many relevant areas including global business management, finance and strategic planning, business development, marketing, product development, software technology and managing international operations.



Barry C. Johnson, PhD

Independent Director

Age: 72

Director since: March 2006

Committees: Finance (Chair)

Former public company director service:
- Cytec Industries, Inc. (2003 to 2015)
- Rockwell Automation, Inc. (2005 to 2016)

Dr. Johnson served as Dean, College of Engineering, Villanova University from August 2002 until his retirement in May 2006. Before joining Villanova University, Dr. Johnson served as Senior Vice President and Chief Technology Officer of Honeywell International, Inc. from July 2000 to April 2002. Before joining Honeywell, from 1976 to 2000, Dr. Johnson served in several roles at Motorola, Inc., including Corporate Vice President and Chief Technology Officer for that company's Semiconductor Product Sector. Dr. Johnson holds an undergraduate degree in Mechanical Engineering from Villanova University and a Ph.D. and M.S. in metallurgical engineering and materials science from Carnegie-Mellon University. We value Dr. Johnson's substantial experience as a senior executive for, and director of, various technology companies and for his expertise in scientific research and product development.



M. Anne Szostak

Independent Director

Age: 65

Director since: July 2012

Committees: Audit
Compensation (Chair)

Other current public company director service:
- Dr. Pepper Snapple Group, Inc. (since 2008)
- Tupperware Brands Corporation (since 2000)

Former public company director service:
- Belo Corp. (2004 to 2013)
- ChoicePoint Corporation (2005 to 2008)
- SFN Group (2005 to 2011)

Ms. Szostak founded Szostak Partners, LLC, an executive coaching and human resources consulting firm, in 2004, and she has served as its Chief Executive Officer since 2004. Before founding Szostak Partners, Ms. Szostak had a 31-year career with Fleet/Boston Financial Group (now Bank of America), a diversified financial services company, including serving as Chairman and Chief Executive Officer of Fleet Bank-Rhode Island from 2001 to 2003, Chairman, President and Chief Executive Officer of Fleet-Maine from 1991 to 1994, and Corporate Executive Vice President and Chief Human Resources Officer of FleetBoston Financial Group from 1998 to 2004. Ms. Szostak holds an undergraduate degree from Colby College, and she has completed several executive education programs at Harvard Business School. We value Ms. Szostak's significant background in management, finance and human resources, as well as her extensive public company board experience.

Class II Directors Whose Terms Expire in 2017



Thomas Craig
Independent Director

Age: 61

Director since: December 1999

Committees: Audit
Compensation

Former public company director service:
- GraceKennedy Group (1998 to 2004)

Mr. Craig has been Chairman and Chief Executive Officer of Shockwave International, a firm whose mission is to work with principal investors and startup companies to help create competitive advantage by combining ideas, human assets, capital, networks and asymmetric intelligence, since 2012. Before joining Shockwave International, Mr. Craig co-founded Monitor Group (formerly Monitor Company), a global management consulting firm, in 1983, and he was a Director/Partner at Monitor Group from 1983 to 2012. Mr. Craig received his undergraduate degree from Princeton University and an M.B.A., with high distinction, from Harvard Business School. We value Mr. Craig's extensive experience in impartial counseling, leadership and human asset development, global enterprise, growth strategies, and entrepreneurial endeavors.



Rebecca M. Henderson, PhD
Independent Director

Age: 55

Director since: July 2003

Committees: Finance
Nominating and Governance (Chair)

Other current public company director service:
- Amgen, Inc. (since 2009)

Dr. Henderson has been the John and Natty McArthur University Professor at Harvard University since 2011 and is the Co-Director of the Business and Environment Initiative at Harvard Business School. From 2009 to 2011, Dr. Henderson served as the Senator John Heinz Professor of Environmental Management at Harvard Business School. Before joining Harvard's faculty, Dr. Henderson served as the Eastman Kodak Professor of Management, Sloan School of the Massachusetts Institute of Technology from 1998 to 2009. Since 1995, Dr. Henderson has also been a research fellow at the National Bureau of Economic Research. Dr. Henderson holds an undergraduate degree from the Massachusetts Institute of Technology and a Ph.D. in business economics from Harvard University. We value Dr. Henderson's substantial experience in corporate strategy and governance with a focus on high-technology businesses.



Sophie V. Vandebroek, PhD
Independent Director

Age: 54

Director since: July 2013

Committees: Finance
Nominating and Governance

Former public company director service:
- Analogic Corporation (2008 to 2016)

Dr. Vandebroek has been an executive with Xerox Corporation since 2002, and she has served as Chief Technology Officer and Corporate Vice President of Xerox Corporation, and President of the Xerox Innovation Group, since 2006. Dr. Vandebroek is responsible for overseeing Xerox's research centers in Europe, Asia, Canada and the U.S., including the Palo Alto Research Center, for which she has served as sole director since 2008. Before her current positions, Dr. Vandebroek was Chief Engineer and Vice President of Xerox and Vice President of the Xerox Engineering Center from 2002 to 2005. Dr. Vandebroek has been a Fellow of the Institute of Electrical & Electronics Engineers since 2005 and a Fulbright Fellow and a Fellow of the Belgian-American Educational Foundation since 1986. Dr. Vandebroek holds an undergraduate degree in engineering and a master's degree in electro-mechanical engineering from Katholieke Universiteit Leuven, Leuven, Belgium, and a Ph.D. in electrical engineering from Cornell University. We value Dr. Vandebroek's depth of knowledge and experience in technology and business processes, as well as her track record of innovation and managing balanced research and development portfolios for large global enterprises.

Class I Directors Whose Terms Expire in 2018



Bruce L. Claflin
Independent Director

Age: 64

Director since: July 2015

Committees: Audit
Nominating and Governance

Other current public company director service:
- Advanced Micro Devices, Inc. (since 2003)
  Chairman of the Board (since 2009)
- Ciena Corporation (since 2006)

Former public company director service:
- 3Com Corporation (2001 to 2006)
- Time Warner Telecom (2000 to 2003)

Mr. Claflin has served as a member of the board of directors of Advanced Micro Devices, Inc. since 2003, including as Chairman of the Board since 2009. Mr. Claflin served as President, Chief Executive Officer and a member of the board of directors of 3Com Corporation from January 2001 until his retirement in 2006, and he served as President and Chief Operating Officer of 3Com from August 1998 to January 2001. Before joining 3Com, Mr. Claflin worked at Digital Equipment Corporation as Senior Vice President, Sales and Marketing from 1997 to 1998 and as Vice President and General Manager of the PC Business Unit from 1995 to 1997. Before joining Digital Equipment Corporation, Mr. Claflin also worked at International Business Machines Corporation (IBM) for 22 years, where he held various senior management positions in sales, marketing, research and development and manufacturing. Mr. Claflin holds an undergraduate degree in Political Science from Pennsylvania State University. We value Mr. Claflin's extensive management and oversight experience especially relating to manufacturing, operations and international business transactions and his extensive public company board experience.



William T. End
Independent Lead Director

Age: 68

Director since: July 2000

Committees: Compensation
Nominating and Governance

Former public company director service:
- Eddie Bauer Holdings, Inc. (2005 to 2009)
  Chairman of the Board (2005 to 2009)
- Hannaford Bros. Co. (1980 to 1990; 1995 to 2000)
- Land's End, Inc. (1991 to 1995)
- New England Business Service, Inc. (2000 to 2003)

Mr. End was Chairman and Chief Executive Officer of Cornerstone Brands, Inc., a privately-held catalog retailer, from 1995 to 2001, and Executive Chairman of that company from 2001 until his retirement in 2002. Before joining Cornerstone, Mr. End held various positions at Land's End, Inc., including President and Chief Executive Officer from 1993 to 1995, President and Chief Operating Officer from 1992 to 1993 and Executive Vice President of Marketing and Corporate Planning from 1991 to 1992. From 1975 to 1991, Mr. End held various positions at L.L. Bean, Inc., including Executive Vice President and Chief Marketing Officer. He also has been a director of several non-public companies. Mr. End holds an undergraduate degree from Boston College and an MBA from Harvard Business School. We value Mr. End's extensive management and oversight experience, particularly in public and private company board service and his general management experience in sales and marketing.



Daniel M. Junius
Independent Director

Age: 63

Director since: March 2014

Committees: Audit (Chair)
Finance

Other current public company director service:
- GlycoMimetics, Inc. (since 2016)
- ImmunoGen, Inc. (since 2008)

Mr. Junius has been President and Chief Executive Officer of ImmunoGen, Inc. since 2009. Before that, he served as President and Chief Operating Officer and Acting Chief Financial Officer of ImmunoGen from July 2008 to December 2008, Executive Vice President and Chief Financial Officer from 2006 to July 2008 and Senior Vice President and Chief Financial Officer from 2005 to 2006. Before joining ImmunoGen, Mr. Junius was Executive Vice President and Chief Financial Officer of New England Business Service, Inc. from 2002 until its acquisition by Deluxe Corporation in 2004 and Senior Vice President and Chief Financial Officer of New England Business Services from 1998 to 2002. Before joining New England Business Services, Mr. Junius was Vice President and Chief Financial Officer of Nashua Corporation from 1996 to 1998. Mr. Junius joined Nashua Corporation in 1984 and held various financial management positions of increasing responsibility before becoming Chief Financial Officer of Nashua Corporation in 1996. Mr. Junius holds an undergraduate degree in Political Science from Boston College and a Masters in Management from Northwestern University's Kellogg School of Management. We value Mr. Junius's depth of executive leadership, strategic thinking and financial expertise, as well as his extensive experience in the biotechnology field.

Board Composition and Skills


Director Independence
8 out of 9
Gender Diversity
3 out of 9
are women
Director Age
Average Age
62 years
54
55
59
61
63
64
65
68
72
Director Tenure
Average Tenure
8.88 years
1
2
3
4
10
13
14
16
17
Director Skills and Qualifications
Executive Leadership
Public Company Board Service
Corporate Governance
Operations
International Business
Biotech
Accounting
Capital Markets
Technology/Data
Corporate Strategy
0
9



Our Corporate Governance Framework

We are proud of our commitment to sound corporate governance and high ethical standards, and we believe that this commitment has contributed to our success in building long-term value for our stockholders.

Our corporate governance framework includes our corporate governance policies and practices and provides the structure that enables our Board to provide effective oversight and counsel for IDEXX.

Please visit the Corporate Governance section of our website www.idexx.com to learn more about, and access copies of, our corporate documents and corporate governance policies, including:

- Corporate Governance Guidelines
- Code of Ethics
- Certificate of Incorporation
- Amended and Restated By-Laws
- Charter for each of our Board Committees

Hard copies of these documents may be obtained upon request by contacting our Corporate Vice President, General Counsel and Corporate Secretary at IDEXX Laboratories, Inc., One IDEXX Drive, Westbrook, Maine 04092.

Information on our website does not constitute part of this Proxy Statement.

Corporate Governance at a Glance

Independence	8 of 9 of our Directors are independent. Our Board Committees are composed exclusively of independent Directors.
Executive Sessions	Our independent Directors held executive sessions at every Board and Committee meeting in 2015.
Board Accountability	Majority voting for Directors in uncontested elections. Rigorous annual self-assessment of the Board, its Committees and the Directors conducted. Robust Director nominee selection process. Director retirement at the next Annual Meeting after reaching age 73, absent certain circumstances approved by the Board.
Diversity	Actively seek highly-qualified diverse candidates (including gender and ethnically diverse candidates) to include in the pool of potential Board nominees.
Independent Lead Director	A lead independent Director selected annually by the other independent Directors.
Risk Management, Strategy and CEO Succession Planning	Risk oversight by the Board and its Committees. Annual corporate strategy review by the Board. Active Board participation in CEO succession planning.
Stock Ownership Guidelines	The target ownership level for our: • Independent Directors – 6 times the annual cash retainer payable to each Director (currently $390,000); • Chief Executive Officer – 6 times annual base salary; • Executive Vice Presidents – 3 times annual base salary; and • Corporate Vice Presidents – 1 times annual base salary.
Additional Policies that Promote Alignment with Interests of Stockholders	Anti-Hedging and Short Sale policy for Directors and employees. Recently adopted Anti-Pledging policy for Directors and executive officers. Clawback policy tied to incentive compensation.

Board of Directors

Our Board currently has nine members. The Board meets throughout the year on a set schedule, and also holds special meetings and acts by written consent from time to time as appropriate. The Board has delegated various responsibilities and authority to its four standing Committees: the Audit Committee, the Compensation Committee, the Nominating and Governance Committee and the Finance Committee. For more information regarding the Board Committees, see the discussion under "Board Committees" beginning on page 26.

The Board is responsible for monitoring the overall performance of IDEXX. Among other things, the Board, directly and through its Committees:

- Oversees the conduct of our business and the management of risk;
- Reviews and approves our key financial and other objectives, the annual budget and other significant actions and transactions;
- Oversees our processes for maintaining the integrity of our financial statements and other public disclosures and our compliance with law and ethics;
- Reviews the performance of the Chief Executive Officer and determines the compensation of our executive officers;
- Reviews plans for CEO succession and management's succession planning for other key executive officers; and
- Reviews our long-term strategic plans.

In accordance with general corporate legal principles applicable to corporations organized under the laws of Delaware, the Board does not manage the day-to-day operations of IDEXX.

Board Meetings and Attendance

Directors are responsible for attending Board and Committee meetings and for devoting the time needed to discharge their responsibilities properly. The Board held six meetings in 2015, and the Committees held a total of 22 meetings in 2015.

Each of our Directors attended at least seventy-five percent of the meetings of the Board and Committees on which he or she served in 2015. It is our policy to schedule Board and Committee meetings to coincide with the Annual Meeting, and Directors are expected to attend the 2016 Annual Meeting. Last year, all of the individuals then serving as Directors attended our 2015 Annual Meeting.

Director Independence

Under our Corporate Governance Guidelines, a majority of our Directors must be "independent" as defined by the rules of the NASDAQ Stock Market ("NASDAQ"). Each Committee's charter requires its members to be independent as defined by NASDAQ rules.

- Under the Audit Committee charter, each Audit Committee member is also required to satisfy the independence criteria set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934.
- Under the Compensation Committee charter, each Compensation Committee member is also required to satisfy the heightened independence standard described in NASDAQ Rule 5605(d)(2)(A).

The Board, in consultation with the Nominating and Governance Committee, determines the independence of each Director. In February 2016, the Board determined that:

- Each of the Directors other than Mr. Ayers, who is our President and Chief Executive Officer, is independent under NASDAQ rules;
- After taking into consideration the applicable factors, each Compensation Committee member satisfies the independence criteria of NASDAQ rules; and
- Each Audit Committee member satisfies the independence criteria of Rule 10A-3(b)(1) under the Securities Exchange Act of 1934.

In determining Dr. Vandebroek's independence, the Nominating and Governance Committee considered Dr. Vandebroek's position as an executive officer of Xerox Corporation ("Xerox"), a provider of office technology equipment and other related services for the Company. The Nominating and Governance Committee considered several factors including, among other things:

- The fact that the Company's relationship with Xerox predated Dr. Vandebroek joining Xerox;
- That Dr. Vandebroek did not participate in the negotiation of any transactions with Xerox for its services;
- That such services were provided on arm's length terms and conditions and in the ordinary course of business; and
- That the services provided by Xerox were routine and limited in scope (the Company paid Xerox approximately $236,000 in 2014 and approximately $124,000 in 2015 for office technology equipment and other related services).

Based on the factors considered by the Nominating and Governance Committee, it concluded that these transactions would not affect Dr. Vandebroek's independence.

Related Person Transactions

Our Board has adopted a written Related Person Transaction Policy under which the Audit Committee is required to review and approve any transaction involving more than $120,000 in which the Company is a participant and in which any related person has or will have a direct or indirect material interest. The Audit Committee may approve any such transaction only if it determines that, under all of the circumstances, the transaction is not inconsistent with the best interests of the Company.

A related person under this policy is:

- Any executive officer;
- A Director, or nominee for Director;
- A holder of 5% or more of our common stock; or
- An immediate family member of any of those persons.

The policy provides that a "direct or indirect material interest" does not arise solely from the related person's position as an executive officer of another entity involved in a transaction with the Company, where:

- The related person owns less than a 10% equity interest in such entity;
- The related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction;
- The amount involved in the transaction equals less than the greater of $200,000 or 5% of the annual gross revenue of the other entity involved in the transaction; and
- The amount involved in the transaction equals less than 2% of the consolidated gross revenues of the Company for its most recent fiscal year.

Since January 1, 2015, there have been no related person transactions requiring review and approval by the Audit Committee under the Related Person Transaction Policy.

Board Leadership Structure

The Board is led by Mr. Ayers, who serves as the Chairman of the Board, and by Mr. End, an independent Director, who serves as the Lead Director. Mr. Ayers has been the Chairman of the Board since joining the Company as Chief Executive Officer in 2002. Under our Corporate Governance Guidelines, when the Chairman of the Board is not an independent Director, the independent Directors annually elect a Lead Director from among the independent Directors.

The Chairman of the Board has no greater nor lesser vote on matters considered by the Board than any other Director. All Directors, including the Chairman, are bound by fiduciary obligations imposed by law. As discussed above under "Director Independence," each Director other than Mr. Ayers is an independent director under NASDAQ rules, and every member of each standing Committee is also independent under those rules.

The Board is free to select the Chairman of the Board and the Chief Executive Officer in any way it deems best for our stockholders at any point in time, and the Board does not have a predetermined policy as to whether or not the roles of Chairman of the Board and Chief Executive Officer should be combined or separate. Pursuant to our Corporate Governance Guidelines, the Nominating and Governance Committee annually assesses the Board's leadership structure, including

whether the offices of Chairman of the Board and Chief Executive Officer should be combined or separate and why the Board's leadership structure is appropriate given the specific characteristics or circumstances of the Company.

In February 2016, the Nominating and Governance Committee assessed the Board's leadership structure and determined that a combined full-time Chairman of the Board and Chief Executive Officer, subject to oversight by the Company's independent Directors, including an independent Lead Director, is appropriate for the following reasons:

- First, the Chief Executive Officer is responsible for the day-to-day management of the Company and the development and implementation of the Company's strategy, and has access to the people, information and resources necessary to facilitate Board functions. As such, the Board believes that the Chief Executive Officer is best positioned to develop the agenda for the Board supported by regular consultation and input from the Lead Director, and to lead discussions at Board meetings regarding the Company's strategy, operations and results;
- Second, it is the Board's opinion that Mr. Ayers's interests, including through a meaningful and growing ownership of our common stock, are aligned with the interests of our stockholders; and
- Third, as described above, oversight of the Company is the responsibility of the Board as a whole, which is composed entirely of independent Directors, other than Mr. Ayers, including an independent Lead Director, whose responsibilities include those described below.

Lead Director

The position of Lead Director has significant authority and responsibilities under the Corporate Governance Guidelines, including:

Board Meetings and Executive Sessions	Scheduling executive sessions of the independent Directors. Chairing the executive sessions of the independent Directors, which occur at each regularly scheduled Board meeting to discuss, among other things, the performance of the Chief Executive Officer.
Communications with Management	Facilitating communications between Board members and the Chairman of the Board and/or Chief Executive Officer (although any Director is free to communicate directly with the Chairman of the Board and Chief Executive Officer).
Agendas	Working with the Chairman of the Board and the Chief Executive Officer in preparing the agenda for each Board meeting.
Corporate Governance	Consulting with and advising the Chairman of the Board and/or the Chief Executive Officer on matters relating to corporate governance and Board functions.

Annual Board Self-Assessment

The Nominating and Governance Committee is responsible for evaluating the performance of the Board, its Committees and each of the Directors. The purpose of this evaluation is to identify ways to enhance the effectiveness of the Board, its Committees and the Directors.

The evaluation process includes completion of questionnaires and interviews with each Director to solicit candid feedback and gather additional suggestions for improvement. The responses and comments of the Directors are then compiled and presented by the Lead Director to the Nominating and Governance Committee and the Board for discussion and action.

Talent Management and Succession Planning

Succession planning and talent development are an integral part of our long-term strategy for sustained stockholder value creation. The Nominating and Governance Committee is responsible for annually reviewing succession plans for the Chief Executive Officer. In addition, the Board is responsible for ensuring the existence of appropriate succession plans for all our executive officers.

The Chief Executive Officer is responsible for preparing an annual report to the Board regarding succession planning for himself, and as part of this annual report, our Chief Executive Officer provides his evaluations and recommendation of potential future candidates for the position of Chief Executive Officer, including possible timing. In addition, the Board, both directly and through the Compensation Committee, also

reviews plans for identifying and developing potential future candidates for other senior leadership roles, and the Board members interact with many of these candidates in formal and informal settings during the year.

Diversity

We believe that diversity among our employees and senior management including, but not limited to, gender and ethnic diversity helps drive both innovation and a better understanding of our increasingly global customer base. Throughout our Company, we seek to employ a broad representation of gender, ethnic, and racial backgrounds in all levels of management and on the Board. We believe that senior management and Directors with a variety of backgrounds, experiences, education, skills and business knowledge will contribute to our Company's effectiveness and, thus, we are focused on ensuring that a wide range of backgrounds and experiences are represented in our Company and on our Board. We actively seek out highly qualified diverse candidates (including gender and ethnically diverse candidates) to include in each pool of potential senior management and Board nominees, and we consider the value of diversity of all types when evaluating nominees and assessing our Board members and senior-level management.

Board's Role in Risk Oversight

Management is responsible for risk management on a day-to-day basis. The Board oversees the risk management activities of management directly and through its Committees by discussing with management the policies and practices they utilize in assessing and managing risks and providing input on those policies and practices.

In general, the Board oversees risk management activities relating to business strategy, acquisitions, capital allocation and structure, legal, compliance and regulatory risk, and operational risks. The Committees oversee certain areas of risk management too, including:

- the Audit Committee oversees risk management activities related to accounting, auditing, internal control, information system controls and security, compliance and insurance matters;
- the Finance Committee oversees risk management activities relating to investment policy, foreign currency hedging activities and financial instruments;
- the Compensation Committee oversees risk management activities relating to the Company's compensation policies and practices and organizational risk; and
- the Nominating and Governance Committee oversees risk management activities relating to Board composition and function.

Each Committee reports to the full Board on a regular basis, including with respect to its risk oversight activities as appropriate.

We conduct an annual enterprise risk assessment as part of our annual strategic planning process. The risk assessment process involves an identification and assessment by senior line of business and functional leaders of the particular risks relevant to their lines of business and functional areas, the materiality of those risks and plans to mitigate them to the extent prudent and feasible. The identified risks are ranked based on probability of occurrence and severity of impact. Management shares the result of this annual risk assessment with the full Board in conjunction with the Board's discussion of the Company's annual strategic plan. Certain risks and related mitigation plans are also reviewed throughout the year either by the Board or its Committees.

We also conduct a compliance risk assessment, the results of which are shared by management with the Audit Committee. This risk assessment involves an identification and assessment by functional leaders of the particular legal and regulatory compliance risks relevant to their areas of responsibility. The risks are ranked based on materiality and maturity of controls by functional leaders. Plans to mitigate the top risks are also shared and discussed with the full Board at various times of the year as part of normal business discussions.

The Audit Committee reviews linkages between the critical risk findings, management preparedness or plans to address those risks, and internal audit's tests of those plans. The Audit Committee seeks to ensure that the internal audit department can perform its function by reviewing the charter, plans, activities, staffing and organizational structure of the internal audit department, and approving the appointment, replacement, reassignment or dismissal of the Director of Internal Audit.

The Audit Committee also provides an open channel of communication between internal audit and the Board; meets independently with the Company's internal auditors, independent auditors and management; and discusses with management the Company's major policies with respect to risk assessment and risk management, including an annual review of the Company's insurance coverage.

Board Committees

The Board has established four standing committees - an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and a Finance Committee, each of which is described briefly below. Each Committee acts pursuant to a written charter that is approved by the Board and reviewed annually by the applicable Committee, the Nominating and Governance Committee and the Board. Current copies of each Committee's charter can be accessed on the Corporate Governance section of our website www.idexx.com or by contacting our Corporate Vice President, General Counsel and Corporate Secretary at the Company's principal executive offices.

Members of the Committees, as of March 1, 2016, are named below:

Board Member	Audit	Compensation	Nominating & Governance	Finance
Jonathan W. Ayers	-	-	-	-
Bruce L. Claflin (2)	✓	-	✓	-
Thomas Craig	✓	✓	-	-
William T. End (1)	-	✓	✓	-
Rebecca M. Henderson, PhD	-	-	(Chair)	✓
Barry C. Johnson, PhD	-	-	-	(Chair)
Daniel M. Junius (2)	(Chair)	-	-	✓
M. Anne Szostak (2)	✓	(Chair)	-	-
Sophie V. Vandebroek, PhD	-	-	✓	✓
Number of meetings in 2015	**9**	**5**	**6**	**2**

(1) Lead Director

(2) Audit Committee Financial Expert as defined under SEC rules.

Audit Committee

Members
Mr. Junius (chair)
Mr. Claflin
Mr. Craig
Ms. Szostak

Meetings held in 2015 - 9

Committee Responsibilities

The Audit Committee is responsible for overseeing the accounting, internal control, financial reporting, information system controls and security, compliance and audit processes of the Company, including the selection, retention and oversight of the Company's independent auditors. The Audit Committee also oversees elements of the Company's risk management activities and reviews and approves all related person transactions. The Audit Committee meets from time to time with the Company's financial personnel, other members of management, internal audit staff and independent auditors regarding these matters.

The Nominating and Governance Committee has determined that each Audit Committee member is financially literate and that Mr. Junius, Mr. Claflin and Ms. Szostak are each an Audit Committee Financial Expert as defined under the SEC rules. Each of the Audit Committee members is independent as defined by NASDAQ rules.

The Audit Committee has established policies and procedures for the pre-approval of all services provided by the independent auditors, which are described on page 39. The Audit Committee has also adopted procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission of any concerns regarding questionable accounting or auditing matters. The Audit Committee may retain independent counsel, accountants, or others to assist it in the conduct of any investigation, and the Company will provide appropriate funding for payment of such services, as determined by the Audit Committee.

The *Audit Committee Report* is included on page 38.

Compensation Committee

Members
Ms. Szostak (chair)
Mr. Craig
Mr. End

Meetings held in 2015 - 5

Committee Responsibilities

The Compensation Committee:

- Oversees the management compensation philosophy and practices of IDEXX;
- Evaluates the performance of the Chief Executive Officer;
- Determines the compensation of the Chief Executive Officer and approves the compensation of the other senior executives;
- Reviews management's overall leadership development plan;
- Oversees the Company's equity compensation and benefit plans;
- Determines any stock ownership and retention guidelines applicable to the Company's executives and Directors and reviews compliance with those guidelines;
- Reviews compensation of Directors;
- Oversees the Company's policies on structuring compensation programs to preserve tax deductibility;
- Analyzes the risks associated with the Company's compensation practices; and
- Reviews the Compensation Discussion and Analysis required to be included in the Company's annual proxy statement.

The Compensation Committee charter does not provide for any delegation of these duties except to a sub-committee or individual members of the Committee as the Compensation Committee may determine. The Compensation Committee has delegated to its chair the authority to grant equity awards to new officers of the Company between scheduled meetings of the Committee, following consultation with our Chief Executive Officer. Each of the Compensation Committee members is independent as defined by NASDAQ rules.

The Compensation Committee reviews Director compensation periodically and makes a recommendation to the Board. The Chief Executive Officer; the Corporate Vice President, General Counsel and Corporate Secretary; the Corporate Vice President and Chief Human Resources Officer and the Committee's outside compensation consultant assist the Compensation Committee in its review of Director compensation by providing information and preparing meeting materials. Other than the Chief Executive Officer; the Corporate Vice President, General Counsel and Corporate Secretary; and the Corporate Vice President and Chief Human Resources Officer, no executive officer is involved in the Board's review and determination of Director compensation.

The *Compensation Committee Report* is included on page 53.

Committee Procedures. Compensation Committee meetings are scheduled and agendas determined through consultation among our Chief Executive Officer; our Corporate Vice President, General Counsel and Corporate Secretary; our Corporate Vice President and Chief Human Resources Officer, and the Compensation Committee chair.

In February of each year, the Compensation Committee meets to:

- Approve the bonus amounts for the Chief Executive Officer,
- Review and approve the Chief Executive Officer's recommended bonuses for other executive officers, making such changes as it deems appropriate
- Determine the annual equity award and current year base salary for the Chief Executive Officer, and
- Review and approve the Chief Executive Officer's recommendations for equity awards and current year base salaries for the other executive officers, making such changes as it deems appropriate.

The Compensation Committee meets at other times during the year as needed to review executive compensation and otherwise to perform the duties described in its charter.

Use of Compensation Consultants. The Compensation Committee has the authority to engage advisers to support its work at the Company's expense, taking into consideration the applicable factors affecting the independence of such advisers that are required by SEC and NASDAQ rules. The Compensation Committee has engaged Frederic W. Cook & Co., Inc. ("FW Cook") to serve as a consultant, with the following duties generally:

- Providing the Compensation Committee with analysis pertaining to executive and Director compensation program design, including industry survey analysis, explanation of trends, best practices and regulatory changes;
- Analyzing peer companies' annual executive and director compensation to assist the Compensation Committee in determining the appropriateness and competitiveness of our executive and Director compensation and recommending a relevant group of peer companies against which to benchmark the competitiveness and appropriateness of our executive and Director compensation;
- Reviewing any proposed changes to executive and Director compensation program design;
- Analyzing our compensation practices to assist the Compensation Committee in determining whether risks arising from such practices are reasonably likely to have a material adverse effect on the Company; and
- Providing specific analysis periodically as requested by the Compensation Committee.

During 2015, the Compensation Committee engaged FW Cook to, among other things:

- Analyze and modify the relevant group of peer companies used to benchmark the competitiveness and assess the appropriateness of our executive compensation;
- Review competitiveness and appropriateness of the total compensation of our executive officers;
- Review the appropriateness of our Director compensation;
- Review compensation disclosure materials;
- Analyze our compensation practices to assist the Compensation Committee in determining whether risks arising from such practices are reasonably likely to have a material adverse effect on the Company; and
- Update and advise the Compensation Committee on general trends and regulatory developments in executive and Director compensation with respect to total compensation, forms of compensation and stock compensation.

FW Cook provides no services to us other than those provided to the Compensation Committee. The chair of the Compensation Committee reviews and approves all invoices pertaining to services provided by FW Cook. Members of management work with FW Cook only to the extent necessary to provide FW Cook with information necessary for its consulting work and to prepare materials for Committee and Board review.

In February 2016, the Compensation Committee considered whether its work with FW Cook raised any conflicts of interest in light of the factors regarding a compensation adviser's independence described in SEC and NASDAQ rules. Based on these factors, the Compensation Committee determined that the work of FW Cook and the individual compensation advisors employed by FW Cook who provided services to the Compensation Committee have not created any conflict of interest.

Analysis of Risk Associated with Compensation Practices. The Compensation Committee engaged FW Cook to conduct an analysis of our compensation practices in order to assist the Compensation Committee in determining whether those practices created risks that were reasonably likely to have a material adverse effect on the Company. The results of this analysis were presented by FW Cook to the Compensation Committee in December 2015. Based on this analysis, the Compensation Committee determined that our compensation practices were not reasonably likely to have a material adverse effect on the Company.

Role of Company Executives. As provided by the Compensation Committee charter, the Chief Executive Officer is responsible for recommending to the Compensation Committee annual compensation for the rest of the executive officers. The Compensation Committee approves compensation for these executive officers and may make such changes as it deems appropriate. The Compensation Committee charter also provides that the Compensation Committee determines the Chief Executive Officer's annual compensation and meets without the presence of any executive officers of the Company when approving or deliberating on Chief Executive Officer compensation.

In addition to the Chief Executive Officer, our Corporate Vice President, General Counsel and Corporate Secretary and our Corporate Vice President and Chief Human Resources Officer also work with the Compensation Committee chair to set agendas, prepare materials for Compensation Committee meetings, and generally attend meetings and prepare meeting minutes. However, members of management, including the Chief Executive Officer, are not present in Compensation Committee meetings when matters related to their individual compensation are under discussion. No other executive officer is involved in supporting Compensation Committee activities or executive compensation recommendations.

Compensation Committee Interlocks and Insider Participation. Ms. Szostak (chair), Mr. Craig and Mr. End served on the Compensation Committee during 2015. There were no Compensation Committee interlocks or insider (employee) participation during 2015.

Nominating and Governance Committee

Members
Dr. Henderson (chair)
Mr. Claflin
Mr. End
Dr. Vandebroek

Meetings held in 2015 - 6

Committee Responsibilities

The Nominating and Governance Committee advises and makes recommendations to the Board with respect to corporate governance practices, including Board organization, function, membership and performance, and succession planning for the Chief Executive Officer. The Nominating and Governance Committee may retain, at the Company's expense, independent counsel or other advisors as it deems necessary. Each of the Nominating and Governance Committee members is independent as defined by NASDAQ rules.

The Nominating and Governance Committee identifies, evaluates, recruits and makes recommendations to the Board regarding candidates to fill vacancies on the Board as described on pages 14 and 15.

The Nominating and Governance Committee annually reviews the performance of the Board, its Committees and each of the Directors, as described under "Annual Board Self-Assessment" on page 24. The Nominating and Governance Committee is also responsible for annually reviewing with the Board the requisite skills and criteria for all Board members, as well as the composition of the Board as a whole, and annually assessing, for each Director or person nominated to become a Director, the specific experience, qualifications, attributes and skills, including described on pages 17 to 20, that lead the Nominating and Governance Committee to conclude that such Director or nominee should serve as a Director in light of our business and structure.

Finance Committee

Members
Dr. Johnson (chair)
Dr. Henderson
Mr. Junius
Dr. Vandebroek

Meetings held in 2015 - 2

Committee Responsibilities

The Finance Committee advises the Board with respect to financial matters and capital allocation, including capital structure, debt financing strategies, investment practices, major financial commitments, financial risk management, acquisitions and divestitures, stock repurchase strategy and dividend policy. Each of the Finance Committee members is independent as defined by NASDAQ rules.

In addition, the Finance Committee monitors our liquidity and financial condition, oversees our financial risk management activities (including foreign currency hedging and transactions involving derivatives), reviews and approves proposed acquisitions and divestitures requiring Board approval and having values up to $40 million and reviews and approves non-budgeted capital expenditures in excess of $5 million.

Corporate Governance Guidelines and Code of Ethics

The Board has adopted Corporate Governance Guidelines and a Code of Ethics, both which can be accessed on the Corporate Governance section of our website www.idexx.com. Hard copies may be obtained by contacting our Corporate Vice President, General Counsel and Corporate Secretary at the Company's principal executive offices.

The Code of Ethics applies to all of our employees, officers and Directors. In addition, we intend to post on our website all disclosures that are required by law or NASDAQ listing standards concerning any amendments to, or waivers from, any provision of the Code of Ethics.

Anti-Hedging and Short Sale and Anti-Pledging Policies

The Board has adopted a Policy on Short Sales, Derivative Transactions and Hedging. This anti-hedging and short sale policy generally prohibits any Director, officer or employee, or any family member or affiliate of any of the foregoing, from engaging in (i) any short sales of the Company's securities, (ii)purchases or sales of puts, calls or other derivative securities based upon the Company's securities, or (iii) purchases of financial instruments that are designed to hedge or offset any decrease in the market value of the Company's securities.

In December 2015, the Board adopted a Policy on Pledging of Company Stock that prohibits our Directors and executive officers from pledging or otherwise encumbering the equity securities they own in our Company as collateral for indebtedness, including holding shares in a margin or similar account that would subject our equity securities to margin calls.

Communications from Stockholders

Written communications to any individual Director, the Lead Director or the full Board may be submitted by electronic mail to contactdirectors@idexx.com or by writing to the Office of the Corporate Secretary at One IDEXX Drive, Westbrook, Maine 04092. The Chair of the Nominating and Governance Committee will review all such communications.

Director Compensation

Non-Employee Director Compensation

Our non-employee Directors are annually compensated for their Board service as described in the chart below:

Compensation Element	Non-Employee Director Compensation Program
Cash compensation (1)	
Annual Retainer	$65,000
Committee Chair Retainer	$15,000 for the Audit Committee
	$15,000 for the Compensation Committee
	$10,000 for the Finance Committee
	$10,000 for the Nominating and Governance Committee
Audit Committee Member Retainer	$5,000
Lead Director Retainer	$25,000
Meeting Fees	Not applicable; no fees are paid for meeting attendance
Equity compensation (2)	
Deferred stock units	$43,750 in target value (3)
Non-qualified stock options	$131,250 in value (4)
Total	$175,000
Director stock ownership guidelines (5)	Target ownership of our common stock (including vested deferred stock units credited to a Director's investment account) equal to six times the Annual Retainer

(1) All retainers are paid in quarterly installments, and each non-employee Director may, at his or her option, defer all or any portion of any retainer in the form of fully vested deferred stock units under our Director Deferred Compensation Plan (the" Director Plan").

(2) We annually grant deferred stock units and non-qualified stock options to each non-employee Director on the date of the Annual Meeting. A non-employee Director who joins the Board after the date of an Annual Meeting receives a pro rata grant based on the number of months remaining until the next year's grant.

(3) The number of deferred stock units granted equals the target value, divided by the price of our common stock on the grant date, rounded to the nearest whole share. Any non-employee Director who meets the target ownership under the stock ownership guidelines at the time of the annual grant may elect to receive restricted stock units ("RSUs"), in lieu of deferred stock units. The number of RSUs granted is calculated in the same manner as deferred stock units granted. For more information regarding RSUs, please see the discussion under "Compensation Discussion and Analysis" beginning on page 42.

(4) The value of the granted non-qualified stock options is calculated using the Black-Scholes-Merton option pricing model. This model is consistent with the valuation approach used to value executive awards.

(5) All non-employee Directors complied with the stock ownership guidelines as of December 31, 2015.

Equity Compensation

Deferred stock units and non-qualified stock options are granted to non-employee Directors annually on the date of the Annual Meeting. The most recent grant date was May 6, 2015, and the next grant date is scheduled to be on May 4, 2016, the date of the 2016 Annual Meeting.

In May 2015, the Board, on the recommendation of the Compensation Committee, modified the non-employee Director compensation program to increase the total annual equity award from $150,000 to $175,000, with 25% of the annual equity award in the form of a deferred stock unit grant and 75% in the form of a non-qualified stock option grant.

Deferred Stock Units. Deferred stock units granted on the date of the Annual Meeting are issued under the Director Plan and fully vest on the earlier of one year from the date of grant or the date of the next Annual Meeting. These vested deferred stock units are credited to a hypothetical investment account established in the non-employee Director's name and will be distributed as an equal number of shares of our common stock one year following the termination of the non-employee Director's Board service. For more information regarding the deferred stock units and the Director Plan, please see the discussion below under "Director Plan."

If a non-employee Director is eligible to elect to receive RSUs in lieu of deferred stock units and makes this election, then he or she will receive RSUs that fully vest on the earlier of one year from the date of grant or the date of the next Annual Meeting.

Non-Qualified Stock Options. Non-qualified stock options are granted under our 2009 Stock Incentive Plan (the"2009 Plan") and have the following terms:

- Exercise price equal to the last reported sales price for a share of our common stock on the grant date.
- Fully vests and is exercisable on the earlier of one year from the date of grant or the date of the next Annual Meeting.
- Expires on the day immediately prior to the 10th anniversary of the grant date, except for options granted between 2006 and the day before the date of the 2013 Annual Meeting, which expire on the day immediately prior to the seventh anniversary of the grant date.
- Accelerated vesting upon a change in control of the Company as described in the discussion under "Stock Incentive Plans" beginning on page 61.

Director Plan

Each non-employee Director may defer all or any portion of any cash compensation in the form of fully vested deferred stock units, which are issued under the Director Plan and are subject to the terms of the 2009 Plan. The payment of cash compensation in the form of deferred stock units is considered deferred compensation for federal income tax purposes.

A hypothetical investment account is established in the name of each non-employee Director, and vested deferred stock units are credited as follows:

- Any cash compensation deferred by him or her is credited to the account as the number of vested deferred stock units equal to the aggregate value of the deferred compensation divided by the price of a share of common stock on the date of the applicable deferral.
- When the grant of deferred stock units made on the date of an Annual Meeting (or any prorated grant of deferred stock units made when he or she joins the Board) vests, those vested deferred stock units also are credited to this account.

Director Plan account balances are not subject to any interest or other investment returns, other than returns produced by fluctuations in the price of a share of common stock affecting the value of the deferred stock units in the account.

Deferred stock units are distributed in the form of an equal number of shares of our common stock as follows:

- Deferred Stock Units from Deferred Cash Compensation. A non-employee Director may elect to receive his or her distribution in either:

- A single lump sum one year after his or her last day of Board service; or
    - For deferrals made on or after January 1, 2011, in:
        - A single sum on a nondiscretionary and objectively determinable fixed date; or
        - Equal annual installments over four years on or after such fixed date.
- Annual Grant of Deferred Stock Units. Shares are distributed one year following the termination of his or her Board service.
- Emergency Distribution. If the administrator of the Director Plan determines that a non-employee Director has suffered an unforeseeable emergency, the administrator may authorize the distribution of all or a portion of his or her deferred stock units.

Unvested deferred stock units will vest immediately under the following circumstances:

- Death or Disability. Unvested deferred stock units will vest immediately upon the non-employee Director's death or disability.
- Change in Control. Unvested deferred stock units will vest immediately upon a change in control of the Company. The shares of common stock in a Director's account will be distributed in a single lump sum as soon as practicable after a change in control.

A change in control under the Director Plan occurs when:

- Any person or group acquires direct or indirect beneficial ownership of stock possessing 35% or more of the total voting power of the Company's stock; or
- A majority of the Board members is replaced during any 12-month period by new Directors whose appointment or election is not approved by a majority of the Board members serving immediately before the appointment or election of any of these new directors; or
- A change in the ownership of a substantial portion of our assets occurs on the date that any person or group acquires assets from the Company that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of our assets immediately prior to such acquisition.

Other Compensation

All Directors are reimbursed for reasonable travel expenses incurred in connection with Board and committee meetings. We also extend coverage to them under our directors' and officers' indemnity insurance policies. We do not provide any other benefits, including retirement benefits or perquisites, to our non-employee Directors.

Director Stock Ownership Guidelines

Our stock ownership guidelines set a target level of ownership of our common stock for each non-employee Director equal to six times the annual retainer, which is $390,000 in stock value, at the end of each calendar year.

Shares that are owned by, or held in trust for the benefit of, a non-employee Director or immediate family members residing in the same household and vested deferred stock units credited to his or her investment account are included in calculating stock ownership.

Until the value of a non-employee Director's common stock exceeds this target level at the end of a calendar year, he or she must retain:

- At least 75% of our common stock received upon the exercise of options or the vesting and release of RSUs or deferred stock units during the following year, after payment or withholding of any applicable exercise price and taxes; and
- All other shares of our common stock held by him or her.

A non-employee Director complies with these stock ownership guidelines if his or her stock ownership equals or exceeds the target level at the end of the year or if he or she has complied with the applicable retention requirements under the stock ownership guidelines.

2015 Non-Employee Director Compensation Table

The table below shows compensation for each of our non-employee Directors. Mr. Ayers, who is an employee, receives no additional compensation for his Board service. For information regarding Mr. Ayers's compensation, please see the discussion under "Executive Compensation Tables" beginning on page 54.

Name	Fees Earned Or Paid In Cash	Stock Awards $ (1)	Option Awards $ (2)	Total Compensation
Bruce L. Claflin (3)	$35,527	$35,482(4)	$106,350(4)	$177,358
Thomas Craig	70,000(5)	43,742	131,104	244,846
William T. End	90,000	43,742	131,104	264,846
Rebecca M. Henderson, PhD	75,000	43,742	131,104	249,846
Barry C. Johnson, PhD	75,000	43,742	131,104	249,846
Daniel M. Junius	80,000(6)	43,742	131,104	254,846
M. Anne Szostak	85,000	43,742	131,104	259,846
Sophie V. Vandebroek, PhD	65,000	43,742	131,104	239,846

(1) Stock awards to non-employee Directors are issued as deferred stock units ("DSUs") pursuant to the Company's Director Plan. The amount shown excludes DSUs received in lieu of deferred compensation as described in footnotes 5 and 6 and reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 (calculated by rounding $43,750 to the nearest share on the date of deferral). See Note 4 in the notes to the consolidated financial statements included in our 2015 Annual Report on Form 10-K for the relevant assumptions used to determine the valuation of our stock awards. As discussed under "Equity Compensation" above on page 31, non-employee Directors receive only one DSU and option grant during the fiscal year. As of December 31, 2015, the following are the aggregate number of DSUs accumulated in each non-employee Director's deferral account for all years of service as a Director, including DSUs issued for deferred fees as well as DSUs issued as annual grants to non-employee Directors: Mr. Claflin, 503, Mr. Craig, 36,198; Mr. End, 19,476; Dr. Henderson, 30,986; Dr. Johnson, 19,246; Mr. Junius, 1,561; Ms. Szostak, 2,690 and Dr. Vandebroek, 1,916.

(2) Reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Note 4 in the notes to consolidated financial statements included in our 2015 Annual Report on Form 10-K for the relevant assumptions used to determine the valuation of our option awards. As of December 31, 2015, each non-employee Director had the following number of stock options outstanding: Mr. Claflin, 5,629; Mr. Craig, 48,570; Mr. End, 46,516; Dr. Henderson, 46,516; Dr. Johnson, 55,570; Mr. Junius, 14,594; Ms. Szostak 28,392 and Dr. Vandebroek, 16,648.

(3) Mr. Claflin was appointed to the Board effective July 14, 2015.

(4) Consists of a prorated equity grant made to Mr. Claflin with respect to the period from his election to the Board on July 14, 2015 to May 4, 2016, the scheduled date of the next annual equity grant to be made to all non-employee Directors, consisting of DSUs having a grant date fair value of $35,482 and nonqualified stock options having a grant date fair value of $106,350.

(5) Includes compensation in the amount of $70,000 deferred and issued as 1,000 DSUs pursuant to the Director Plan.

(6) Includes compensation in the amount of $15,000 deferred and issued as 223 DSUs pursuant to the Director Plan.

Stock Ownership Information

Stock Ownership of Directors and Officers

The table below shows the number of shares of our common stock beneficially owned as of March 1, 2016 by each of our Directors, each of our named executive officers named in the Summary Compensation Table and all of our Directors and executive officers as a group. The table below also includes information about stock options and vesting restricted stock units granted to our Directors and executive officers. Unless otherwise indicated, each person listed below has sole voting and investment power with respect to the shares and other securities listed.

Beneficial Owner	Shares Owned	Options Exercisable and RSUs Vesting (1)	Total Number of Shares Beneficially Owned (2)	Percentage of Common Stock Outstanding (3)
Jonathan W. Ayers	1,006,461(4)	906,902	1,913,363	2.14%
Bruce L. Claflin (5)	–	–	–	*
Thomas Craig	2,140	38,794	40,934	*
William T. End	50,468	38,794	89,262	*
Rebecca M. Henderson, PhD	6,754	38,794	45,548	*
Barry C. Johnson, PhD	–	38,794	38,794	*
Daniel M. Junius	2,000	6,872	8,872	*
M. Anne Szostak	16,000(6)	20,670	36,670	*
Sophie V. Vandebroek, PhD	6,000	8,926	14,926	*
Brian P. McKeon	13,629	70,291	83,920	*
Jay Mazelsky	10,911	56,416	67,327	*
Jacqueline L. Studer (8)	1,208	4,122	5,330	*
Michael J. Williams, PhD	27,021	129,056	156,077	*
All Directors and executive officers as of March 1, 2016 as a group (13 persons)	1,142,592	1,358,431	2,501,023	2.79%

** Less than 1%*

We also grant deferred stock units to our non-employee Directors as annual equity grants or voluntary deferrals of annual fees. Deferred stock units are not included in the table above because they do not represent a right to acquire shares of our common stock within 60 days after March 1, 2016. Although deferred stock units carry no voting rights and individuals holding fully vested deferred stock units are at risk as to the price of our common stock in their investment accounts, vested deferred stock units are included for purposes of determining satisfaction of target stock ownership levels under our stock ownership guidelines. Accordingly, the table below shows the total numbers of shares and fully vested deferred stock units owned as of March 1, 2016 by each of our Directors, each of our named executive officers and all our Directors and executive officers as a group.

Beneficial Owner	Shares Owned	DSUs (7)	Total Number of Shares and DSUs Owned
Jonathan W. Ayers	1,006,461(4)	59,164	1,065,525
Bruce L. Claflin (5)	–	–	–
Thomas Craig	2,140	35,764	37,904
William T. End	50,468	18,792	69,260
Rebecca M. Henderson, PhD	6,754	30,302	37,056
Barry C. Johnson, PhD	–	18,562	18,562
Daniel M. Junius	2,000	948	2,948
M. Anne Szostak	16,000(6)	2,006	18,006
Sophie V. Vandebroek, PhD	6,000	1,232	7,232
Brian P. McKeon	13,629	34,708	48,337
Jay Mazelsky	10,911	–	10,911
Jacqueline L. Studer (8)	1,208	–	1,208
Michael J. Williams, PhD	27,021	12,990	40,011
All Directors and executive officers as of March 1, 2016 as a group (13 persons)	1,142,592	214,468	1,357,060

(1) Consists of options to purchase shares of common stock exercisable, and RSUs vesting, on or within 60 days after March 1, 2016.

(2) The number of shares beneficially owned by each person or group as of March 1, 2016 includes shares of common stock that such person or group had the right to acquire on or within 60 days after March 1, 2016, including but not limited to, upon the exercise of stock options or vesting of RSUs, but excluding DSUs.

(3) For each individual and group included in the table, percentage of ownership is calculated by dividing the number of shares beneficially owned by such person or group as described above by the sum of 89,603,657 shares of common stock outstanding on March 1, 2016 and the number of shares of common stock that such person or group had the right to acquire on or within 60 days after March 1, 2016, including but not limited to, upon the exercise of stock options or vesting of RSUs, but excluding DSUs.

(4) Includes 98,000 shares held by the Ayers Family Trust.

(5) Mr. Claflin was appointed to the Board effective July 14, 2015.

(6) Includes 6,600 shares held by the 2014 Szostak IDEXX GRAT and 8,816 shares held by the M. Anne Szostak Trust.

(7) Consists of DSUs that are vested as of March 1, 2016.

(8) Ms. Studer was appointed Corporate Vice President, General Counsel and Corporate Secretary effective September 1, 2014.

Director and Officer Stock Ownership Guidelines

We maintain stock ownership guidelines for our Directors and executives, including our executive officers. For more information regarding our Director stock ownership guidelines, please see the discussion under “Director Stock Ownership Guidelines” on page 32, and for more information regarding our executive stock ownership guidelines, please see the discussion under “Compensation Policies and Practices” beginning on page 46.

Stock Ownership of Certain Beneficial Owners

Based solely on our review of filings made under Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, the only persons or entities known to us to beneficially own more than 5% of our common stock as of December 31, 2015 were:

Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Common Stock Outstanding (1)
T. Rowe Price Associates, Inc. (2) 100 East Pratt Street Baltimore, Maryland 21202	8,226,897	9.18%
Ruane, Cunniff & Goldfarb Inc. (3) 9W 57th Street, Suite 5000 New York, New York 10019	8,027,368	8.96%
Baron Capital Group, Inc. (4) 767 Fifth Avenue, 49th Floor New York, New York 10153	6,891,469	7.69%
BlackRock, Inc. (5) 55 East 52nd Street New York, New York 10022	6,560,868	7.32%
The Vanguard Group (6) 100 Vanguard Blvd. Malvern, Pennsylvania 19355	6,331,556	7.06%

(1) For each group included in the table, percentage ownership is calculated by dividing the number of shares beneficially owned by such group on December 31, 2015, as reflected in the most recent filing by such group of statements of beneficial ownership with the SEC, by the 89,603,657 shares of common stock outstanding on March 1, 2016. Therefore, the percentage ownership may differ from the percentage ownership reported in such statements of beneficial ownership, which reflect ownership as of an earlier date.

(2) Based solely upon information derived from a Schedule 13G/A filed by T. Rowe Price Associates, Inc. ("T. Rowe Price") with the SEC on February 11, 2016, it has the sole power to vote 2,139,941 shares and sole power to dispose of 8,226,897 shares. These shares are owned by various individual and institutional investors for which T. Rowe Price serves as investment adviser with power to direct investments and/or sole power to vote the shares. For purposes of reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price is deemed to be a beneficial owner of such securities; however T. Rowe Price expressly denies that it is, in fact, the beneficial owner of such securities.

(3) Based solely upon information derived from a Schedule 13G/A filed by Ruane, Cunniff & Goldfarb Inc. with the SEC on February 16, 2016, it has sole voting power and sole dispositive power of 8,027,368 shares.

(4) Based solely upon information derived from a Schedule 13G/A filed with the SEC on February 16, 2016 by Baron Capital Group, Inc., BAMCO, Inc., a subsidiary of Baron Capital Group, Inc., Baron Capital Management, Inc., a subsidiary of Baron Capital Group, Inc., and Ronald Baron, who owns a controlling interest in Baron Capital Group, Inc., (i) Baron Capital Group, Inc. reported that it has shared voting power of 6,547,069 shares and shared dispositive power of 6,891,469 shares; (ii) BAMCO, Inc. reported that it had shared voting power of 6,123,319 shares and shared dispositive power of 6,467,619 shares; (iii) Baron Capital Management, Inc. reported that it has shared voting power and shared dispositive power of 423,850 shares; and (iv) Mr. Baron reported that he has shared voting power of 6,547,069 shares and shared dispositive power of 6,891,469 shares.

(5) Based solely upon information derived from a Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 22, 2016, it has sole power to vote 6,238,494 shares and sole power to dispose of 6,560,868 shares.

(6) Based solely upon information derived from a Schedule 13G/A filed by The Vanguard Group with the SEC on February 11, 2016, it has the sole power to vote 67,542 shares, sole power to dispose of 6,264,414 shares and shared power to dispose of 67,142 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Securities Exchange Act of 1934, our Directors, executive officers and any person holding more than 10% of our outstanding common stock are required to report their initial ownership of Common Stock and any subsequent changes in their ownership to the SEC. We are not aware of any person holding more than 10% of our outstanding common stock.

Based solely on our review of copies of Section 16(a) reporting forms that we received from reporting persons for transactions occurring during our 2015 fiscal year and written representations from our Directors and executive officers, we believe that no reporting person failed to timely file any report required by Section 16(a) during the 2015 fiscal year.

Audit Committee Matters

Proposal Two - Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm. The Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") to serve as our independent registered public accounting firm for 2016, subject to ratification by stockholders.

In taking this action, the Audit Committee considered carefully PwC's performance as the Company's independent registered public accounting firm, its independence with respect to the services to be performed and its general reputation for adherence to professional auditing standards. A new lead audit partner has been designated, and in conjunction with the mandated rotation of the lead audit partner, the Audit Committee and its Chair were directly involved in this selection.

The Audit Committee and the Board believe that the continued retention of PwC as our independent registered public accounting firm is in the best interests of the Company and our stockholders.

Because the members of the Audit Committee value the views of our stockholders on our independent auditors, even though ratification is not required by law, stockholders will have an opportunity to ratify this selection at the 2016 Annual Meeting. Representatives of PwC will be present at the 2016 Annual Meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions. If this proposal is not approved at the 2016 Annual Meeting, the Audit Committee may reconsider its selection of PwC. Even if the appointment is ratified, the Audit Committee, in its discretion, can direct the appointment of a different firm at any time during the year if the Audit Committee determines that such a change would be in the Company's and our stockholders' best interests.

Recommendation of the Board of Directors

The Board of Directors recommends that you vote "FOR" the ratification of PwC as our independent registered public accounting firm for 2016.

Audit Committee Report

The Audit Committee is responsible for overseeing the accounting, internal control and financial reporting processes and the audit processes of the Company. As set forth in the Audit Committee's charter, which is available at the Company's website at https://www.idexx.com/corporate/corporate-governance.html, the Company's management is responsible for the preparation, presentation and integrity of the Company's financial statements, the Company's accounting and financial reporting principles, and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The Company has a full-time internal audit department that reports to the Audit Committee and management and is responsible for, among other things, objectively reviewing and assessing the adequacy and effectiveness of the Company's internal controls and procedures.

At each of its nine regularly scheduled meetings in 2015, the Audit Committee met as a group with the Company's management, the Company's independent registered public accounting firm PwC and internal audit. In addition, in performing its oversight function, the Audit Committee held separate private sessions with senior management, the independent auditors and internal audit to assure that all were carrying out their respective responsibilities. Both PwC and the Director of Internal Audit had full access to the Audit Committee, including regular meetings during which members of management were not present.

In addition, the Audit Committee:

- Reviewed the Company's audited financial statements for the fiscal year ended December 31, 2015 and discussed them with management and PwC;
- Discussed with PwC various communications that PwC is required to provide to the Audit Committee, including matters required to be discussed by Auditing Standard No. 16, *Communications with Audit Committees*; and
- Received the written disclosures and the letter from PwC required by applicable requirements of the Public Company Accounting Oversight Board regarding the registered public accounting firm's communications with the Audit Committee concerning independence and discussed with PwC their independence.

Based on the review and discussion referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements referred to above be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2015 for filing with the Securities and Exchange Commission.

Audit Committee

Daniel M. Junius, Chair
Bruce L. Claflin
Thomas Craig
M. Anne Szostak

Independent Auditors' Fees

The following table summarizes the fees of PwC billed to us for each of the last two fiscal years for audit services, and billed to us in each of the last two fiscal years for other services. For fiscal year 2015, audit fees also include an estimate of amounts not yet billed.

	Fiscal Years Ended December 31,	
	2015	2014
Audit fees	$1,914,115	$1,854,306
Audit-related fees	–	–
Tax fees	454,052	358,755
All other fees	–	10,000
	$2,368,167	$2,223,061

Audit Fees. Consists of fees billed for professional services rendered for the audit of our annual financial statements and review of the interim financial statements included in quarterly reports; the audit of the effectiveness of our internal controls over financial reporting; statutory audits or financial audits for our subsidiaries or affiliates; services associated with periodic reports and other documents filed with the SEC; consultation concerning accounting or disclosure treatment of transactions or events and actual or potential impact of final or proposed rules, standards or interpretations by the SEC, the Financial Accounting Standards Board or other regulatory or standard setting bodies; and assistance with and review of documents provided to the SEC in responding to SEC comments.

Audit-Related Fees. Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." These services include due diligence services pertaining to potential acquisitions.

Tax Fees. Consists of tax compliance fees ($75,031 and $144,549 in 2015 and 2014, respectively), and tax advice and tax planning fees ($379,021 and $214,206 in 2015 and 2014, respectively). These services included U.S. federal, state and local tax planning and compliance advice; international tax planning, structure and compliance advice; and review of federal, state, local and international income, franchise and other tax returns.

All Other Fees. Consists of fees billed for services rendered in connection with an audit and certification of reporting to a third party vendor during 2014.

Out-of-Pocket Expenses and Value-Added Taxes. Included in the fee schedule above as components of each of Audit Fees, Tax Fees and All Other Fees are amounts billed by the independent auditors for out-of-pocket expenses ($91,014 and $83,829 in 2015 and 2014, respectively) and value-added taxes ($62,846 and $57,443 in 2015 and 2014, respectively).

Audit Committee Pre-Approval Policy

The Audit Committee has adopted a policy for the pre-approval of audit and non-audit services performed by our independent auditor, and the fees paid by us for such services, in order to assure that the provision of such services does not impair the auditor's independence. Under the policy, at the beginning of the fiscal year, the Audit Committee pre-approves the engagement terms and fees for the annual audit. Certain types of other audit services, audit-related services and tax services have been pre-approved by the Audit Committee under the policy. Any services that have not been pre-approved by the Audit Committee as previously described must be separately approved by the Audit Committee prior to the performance of such services.

Pre-approved fee levels for all pre-approved services are established periodically by the Audit Committee. The Audit Committee then periodically reviews actual and anticipated fees for the pre-approved services against the pre-approved fee levels. Any anticipated fees exceeding the pre-approved fee levels require further pre-approval by the Audit Committee. With respect to each service for which separate pre-approval is proposed, the independent auditor will provide a detailed description of the services to permit the Audit Committee to assess the impact of the services on the independence of the independent auditor.

The Audit Committee may delegate pre-approval authority to one or more of its members and has delegated such authority to its chair. The Audit Committee member to whom such authority is delegated must report any pre-approval decisions to the Audit Committee at the next scheduled meeting. The Audit Committee does not delegate its pre-approval responsibilities to management.

During the last two fiscal years, no services were provided by PwC that were approved by the Audit Committee pursuant to the *de minimis* exception to pre-approval contained in the SEC's rules.

Executive Compensation

Proposal Three - Advisory Vote to Approve Executive Compensation

We are asking our stockholders to approve, on an advisory, non-binding basis, the compensation of our named executive officers as described in this Proxy Statement at the 2016 Annual Meeting. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement. This proposal is commonly referred to as "say-on-pay."

At the 2011 Annual Meeting, more than 93% of the votes cast by our stockholders were in favor of an annual advisory "say-on-pay" vote. Accordingly, since the 2011 Annual Meeting, we have annually submitted a "say-on-pay" proposal to our stockholders and received overwhelming stockholder support each year. At the 2015 Annual Meeting, our "say-on-pay" proposal was approved by our stockholders with 99.14% of the votes cast in favor of approving the compensation of our named executive officers, which is the highest among our peer group. The Board believes that this vote affirmed our stockholders' support of our executive compensation program.

In deciding how to vote on this proposal, our stockholders are encouraged to read the Executive Compensation section of this Proxy Statement, including the Compensation Discussion and Analysis section, which discusses in detail our executive compensation program and how it implements our executive compensation philosophy, how our executive compensation program helps drive our business and other corporate strategies, the compensation decisions the Compensation Committee has made under our executive compensation program and some recent changes made to our compensation program.

Our Board recommends that our stockholders approve the following resolution:

> RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed in this Proxy Statement for the 2016 Annual Meeting pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby approved on an advisory basis.

As an advisory vote, it will not binding. However, our Compensation Committee and Board of Directors value the opinions expressed by our stockholders in their vote on this proposal and will consider the outcome of this vote when making future compensation decisions for our named executive officers.

Recommendation of the Board of Directors

The Board of Directors recommends that you vote "FOR" the approval of the advisory resolution on executive compensation.

Executive Officers

Set forth below are the names, ages, and current positions of our executive officers as of March 24, 2016 other than Mr. Ayers whose biographical information is located under “Proposal One – Election of Directors” on page 14:

Name	Age	Title
Jonathan W. Ayers	59	Chairman of the Board of Directors, President and Chief Executive Officer
Brian P. McKeon	53	Executive Vice President, Chief Financial Officer and Treasurer
Jay Mazelsky	55	Executive Vice President
Jacqueline L. Studer	57	Corporate Vice President, General Counsel and Corporate Secretary
Michael J. Williams, PhD	48	Executive Vice President

Brian P. McKeon. Mr. McKeon has been Executive Vice President, Chief Financial Officer and Treasurer since January 2014. He leads our finance, business development and worldwide operations functions. Mr. McKeon served as a Director of IDEXX from July 2003 through December 2013, including serving as Chair of the Audit Committee and as a member of the Compensation Committee. Mr. McKeon served as Executive Vice President of Iron Mountain Incorporated from April 2007 to December 2013 and Chief Financial Officer of Iron Mountain from April 2007 to October 2013. Mr. McKeon was also Executive Vice President and Chief Financial Officer of The Timberland Company from March 2000 to April 2007. From 1991 to 2000, Mr. McKeon held several finance and strategic planning positions with PepsiCo Inc., serving most recently as Vice President, Finance at Pepsi-Cola, North America. Mr. McKeon holds a bachelor’s degree from the University of Connecticut and an MBA with high distinction from Harvard University.

Jay Mazelsky. Mr. Mazelsky has been an Executive Vice President since joining us in August 2012. He oversees our Companion Animal Group Commercial Organization, which includes our IDEXX VetLab® in-house diagnostics, U.S. Diagnostic Imaging, Information Management, BioResearch and Telemedicine lines of business. Previously, Mr. Mazelsky was a Senior Vice President and General Manager from 2010 to 2012 of Computed Tomography, Nuclear Medicine and Radiation Therapy Planning at Philips Healthcare, a subsidiary of Royal Philips Electronics. Previously he held a series of other leadership roles with increasing responsibilities during his tenure at Philips beginning in 2001. Prior to joining Philips, Mr. Mazelsky was at Agilent Technologies, where he was an Executive in Charge from 2000 to 2002, leading the integration of Agilent’s Healthcare Group into Philips. He also served as a General Manager of the Medical Consumables Business Unit from 1997 to 2000 at Agilent Technologies. From 1988 to 1996, he was in a number of roles at Hewlett Packard in finance, marketing and business planning. Mr. Mazelsky holds a bachelor’s degree in mathematics from the University of Rochester and an M.B.A. from the University of Chicago.

Jacqueline L. Studer. Ms. Studer has been Corporate Vice President, General Counsel and Corporate Secretary since September 2014. She leads the Company’s legal, compliance, regulatory affairs and quality assurance groups. Before joining the Company, Ms. Studer was Vice President, General Counsel and Secretary of Blue Health Intelligence, a healthcare data and analytics company. Prior to that, from June 2011 to October 2012, Ms. Studer served as Executive Vice President and General Counsel of Allscripts Healthcare Solutions. From December 2002 to June 2011, Ms. Studer held various leadership positions at GE Healthcare, a medical technology company, including General Counsel of the GE Healthcare IT & Performance Solutions division. Ms. Studer has also held leadership roles in entrepreneurial organizations and with The Dow Chemical Company earlier in her career. Ms. Studer holds a bachelor’s degree in management from Purdue University and a J.D. from Columbia University School of Law.

Michael J. Williams, PhD. Dr. Williams has been an Executive Vice President since July 2012. He is responsible for oversight of our international operations as well as the Livestock, Poultry and Dairy and the Water segments and, since January 2007, our OPTI Medical Systems line of business. He was previously Corporate Vice President of our IDEXX VetLab® in-house diagnostics line of business from September 2006 to July 2012 and General Manager of that line of business from 2004 to 2012. From 2003 to 2004, Dr. Williams was Vice President and General Manager of our chemistry instruments and consumables business. Prior to joining us in 2003, Dr. Williams was a healthcare strategy consultant at McKinsey & Company from 1995 to 2002, and a senior research associate at the Scripps Research Institute from 1992 to 1995. Dr. Williams holds a bachelor’s degree in biochemistry from the University of Bristol, United Kingdom and a Ph.D. in biochemistry from the University of Oxford, United Kingdom.

Compensation Discussion and Analysis

This discussion, together with the other compensation information (including the Executive Compensation Tables) and the information regarding the Compensation Committee contained elsewhere in this Proxy Statement, explains the Company's executive compensation program with respect to fiscal year 2015 for our Chief Executive Officer, Chief Financial Officer, and the three other most highly compensated executives (collectively, our "named executive officers"):

Name	Position
Jonathan W. Ayers	Chairman, President and Chief Executive Officer
Brian P. McKeon	Executive Vice President, Chief Financial Officer and Treasurer
Jay Mazelsky	Executive Vice President
Jacqueline L. Studer	Corporate Vice President, General Counsel and Corporate Secretary
Michael J. Williams, PhD	Executive Vice President

Executive Summary and Overview

Executive Compensation Philosophy

The Company's executive compensation philosophy is to attract, motivate and retain talented executives who are aligned and passionate about the Company's purpose: **to be a great company that creates exceptional long-term value for our customers, employees and stockholders by enhancing the health and well-being of pets, people and livestock**.

In furtherance of this philosophy, our executive compensation program is based on a pay-for-performance philosophy designed to achieve three key objectives:

1. Attract, motivate and retain highly skilled executives;
2. Create alignment between management and stockholder interests by establishing a strong connection between compensation, stock ownership and creation of stockholder value; and
3. Reward executives for building a highly engaged, high-performance culture that corresponds with our Company's guiding principles of:
    - sustaining market leadership;
    - exceeding the expectations of our customers;
    - empowering and rewarding our employees;
    - innovating with intelligence;
    - cultivating entrepreneurial spirit; and
    - contributing to our communities.

Overview of Our Executive Compensation Program

We highlight below some of the key principles and objectives of our executive compensation program, as well as the compensation practices we have not implemented because we believe that they would not serve the long-term interests of our stockholders.

What We Do

- Align pay with our performance Our executive compensation program is designed to align executive pay with our financial performance. For 2015, 74% of target total direct compensation for our named executive officers is in the form of annual performance-based cash bonuses and long-term equity incentives, the value of which is variable and directly tied to the Company's performance. Determination of the annual performance-based cash bonus for each of our named executive officers is based on the achievement of Company-wide financial and non-financial goals selected as a measure of the Company's overall performance. Additionally, in 2015 the Compensation Committee approved the addition of performance-based RSUs to the Company's long-term equity incentive program in lieu of solely time-vested RSUs, which will serve to further align executive compensation with overall Company performance and stockholder return. Specifically, the time-vesting of all RSUs granted to our senior executives in February 2016 is subject to the achievement of a financial performance goal for 2016.
- Review our peer group annually We review our designated proxy peer group on an annual basis to ensure that our compensation program is properly benchmarked against our market peers.
- Strive to set executive compensation at the median of our peer group We generally seek to set target total direct compensation of our CEO and the other named executive officers around the median level as compared to our peer group.
- Cap incentive awards Performance-based cash bonuses are capped at 200% of target.
- Require our named executive officers to satisfy strict and meaningful stock ownership guidelines We maintain stock ownership guidelines that encourage our CEO and the other named executive officers to own meaningful amounts of Company stock and serve to align the interests of our executives and our stockholders.
- Maintain a clawback policy Our compensation recoupment policy allows us to recover both incentive and equity compensation from our executive officers under certain circumstances if we are required to restate our financial results, other than a restatement due to changes in accounting principles or applicable law.
- Hire an independent compensation consulting firm Frederic W. Cook & Co. ("FW Cook") provides independent compensation consultation to our Compensation Committee. The Compensation Committee verifies FW Cook's independence on an annual basis.
- Conduct an annual compensation program risk assessment Our independent compensation consultant, FW Cook, conducts an annual assessment of our compensation programs to identify risk or potential for unintended consequences in the design of the Company's compensation programs. FW Cook's assessment has consistently concluded that there is a low risk that our compensation programs will have a material adverse effect on the Company. The Compensation Committee annually reviews and discusses this risk assessment with FW Cook and has determined that the risks associated with our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.
- Provide only modest perquisites We provide limited benefits and perquisites to our named executive officers that are not otherwise made available to our other salaried employees.

What We Don't Do

- No Employment Contracts other than with our CEO Other than an employment agreement with our CEO and change in control agreements with our executives, we do not have employment contracts with our executives.
- No Tax Gross-ups of perquisites or 280G Excise Taxes We do not administer tax gross-ups with respect to perquisites and benefits provided to our named executive officers, with the exception of standard tax gross-ups for expatriates, or with respect to excise taxes related to any payment or benefit determined to be a "parachute payment" under Section 280G of the Internal Revenue Code.
- No Pledging, Short Sales, Derivative Transactions, or Hedging Our senior executives are not permitted to pledge our equity securities as collateral for indebtedness or engage in any transaction in which they may profit from short-term speculative swings in the value of our equity securities.
- No Supplemental Executive Retirement Plan Consistent with our philosophy of only providing modest perquisites to our executives, we do not have a Supplemental Executive Retirement Plan (SERP) in place for any of our executives.

We encourage you to read this Compensation Discussion and Analysis in its entirety, along with other information contained in this Proxy Statement regarding our Compensation Committee and executive compensation, for a detailed discussion and analysis of our executive compensation program and the 2015 compensation of the named executive officers.

Elements of Executive Compensation Program

In support of our executive compensation philosophy and objectives, our executive compensation program consists of the following three key elements, which in total are targeted at the median of our competitive market:

Base Salary + Performance-Based Cash Bonus + Equity-Based Long-Term Incentives

Compensation Key Elements	Objective
Base salary	To provide a fixed amount of compensation which is positioned generally at the median of the competitive market for similar positions as well as individual skills, abilities and performance, which supports our compensation philosophy of attracting and retaining talented individuals.
Performance-Based Cash Bonus *(at risk)*	To motivate executives to achieve annual corporate financial goals as well as other annual senior executive team goals that strengthen the business and position the Company for longer term performance. Target bonus percentages are positioned at the median of the competitive market for similar positions.
Equity-Based Long-Term Incentives *(at risk)*	To motivate long-term performance and align the interests of management and stockholders, which supports our compensation philosophy of rewarding long-term performance and sustained stockholder value creation in a way that attracts and retains talented executives. In general, long-term incentive opportunities vest over five years and are targeted so that when combined with salary and target bonus opportunity, total direct compensation is approximately at the median of the market.

For senior executives, including the named executive officers, the Company believes that variable compensation, such as performance-based cash bonuses and equity-based compensation, should be a higher percentage of total compensation than for other employees. The Company also believes that variable compensation relates most directly to the creation of stockholder value over time by providing strong incentives to achieve strategic and financial objectives, as well as serving as a form of compensation that will motivate and retain executives. In general, the total direct compensation mix for our Chief Executive Officer and our other named executive officers for 2015 is as follows:

Components of CEO 2015 Pay


Long Term Incentives
63%
Base
17%
At Risk 83%
Cash Bonus
20%

Components of Other NEO's 2015 Pay (Average)


Long Term Incentives
51%
Base
29%
At Risk 71%
Cash Bonus
20%

In making decisions with respect to each element of an executive's compensation, the Compensation Committee also considers the total compensation that may be awarded to the executive. Overall, the Compensation Committee's goal is to award compensation that corresponds with the Company's compensation philosophy and objectives when all the elements of the compensation program are considered individually and in total.

2015 "Say-on-Pay" Advisory Vote on Executive Compensation

At our 2015 Annual Meeting, our stockholders voted 99.14% (represented by 39,718,557 votes) in favor of approving the compensation of our named executive officers and 0.86% (represented by 344,080 votes) against. This approval percentage is the highest among the peer group of companies utilized by the Compensation Committee for competitive benchmarking purposes when it made executive compensation determinations for 2015. The Compensation Committee considered these results in determining compensation policies and decisions and concluded that the compensation paid to our named executive officers and the Company's overall pay practices are strongly supported by our stockholders.

Competitive Benchmarking of Compensation

The Compensation Committee believes that market data is essential to determining compensation targets and the actual awards for executives in an effort to attract and retain highly talented senior executives. Market data is used to assess the competitiveness of the Company's compensation packages relative to similar companies and to ensure that the Company's compensation program is consistent with its compensation philosophy. The Compensation Committee's objective is to provide executives with target total direct compensation that generally corresponds with the market median.

On an annual basis, the Compensation Committee engages FW Cook, an independent executive compensation consulting firm, to conduct a market benchmarking study for our senior executives, including the named executive officers. FW Cook does not provide any services to management and has received no compensation from the Company, other than for the services to the Compensation Committee. For more information regarding the Compensation Committee's engagement of FW Cook, see the discussion under "Use of Compensation Consultants" on page 27.

The Company's executive compensation program is benchmarked against a group of medical device, technology and healthcare services companies that are similar to the Company in size as measured by revenues, net income, market capitalization, price to earnings multiple and number of employees. In February 2015, when the Compensation Committee set 2015 base salaries and made 2015 equity awards, the companies in the market competitive analysis included the following firms.

IDEXX Proxy Peer Group

Alere, Inc.	Hologic Inc.
Align Technology Inc.	ResMed Inc.
Bio-Rad Laboratories Inc.	Sirona Dental Systems, Inc.
Charles River Labs International, Inc	Stericycle, Inc.
The Cooper Companies Inc.	STERIS Corporation
C.R. Bard	Teleflex Incorporated
DENTSPLY International Inc.	Varian Medical Systems, Inc.
Edwards Lifesciences Corporation	VCA Inc.
Haemonetics Corporation	Waters Corporation
Hill-Rom Holdings, Inc.	West Pharmaceutical Services, Inc.

This peer group did not change from the peer group that the Compensation Committee referenced when it determined 2014 compensation.

Certain information regarding the size and value of the peer group companies relative to the Company as of October 2014 (which is when the peer group was selected by the Compensation Committee) is set forth below.

Peer Group Comparisons*
($ in Millions)

	Revenue (1)	Market Capitalization (2)	Net Income (1)(3)	P/E Ratio (4)	Employees (5)
Peer Group 75th Percentile	$2,458	$8,105	$328	30.3	11,175
Peer Group Median	1,844	4,632	159	26.8	7,300
Peer Group 25th Percentile	1,537	3,552	107	21.4	5,878
IDEXX Laboratories, Inc.	1,488	6,838	199	34.3	5,700

** All data in this table, including with respect to the Company, was compiled by FW Cook from Standard & Poor's Compustat database.*

(1) Most recently reported four quarters publicly available as of October 31, 2014.

(2) As of October 31, 2014. Calculated using the most recently reported shares outstanding and stock price publicly available as of October 31, 2014.

(3) Excludes extraordinary items.

(4) Calculated by dividing the market capitalization as of October 31, 2014 by net income for the most recently reported four quarters publicly available as of October 31, 2014, excluding extraordinary items.

(5) Fiscal year employee number based upon the most recently filed Annual Report on Form 10-K as of October 31, 2014.

The composition of the peer group is based on recommendations by FW Cook and is reassessed annually, and the Compensation Committee approves all changes to the group. We supplement the peer group data with national survey data gathered from the Towers Watson General Industry and the Radford Global Life Sciences surveys. The survey data is blended to recognize the manufacturing aspects of our business and the fact that many companies in the Radford Life Sciences Survey have different business models.

Compensation Policies and Practices

The following table summarizes certain policies and practices utilized by the Company in connection with its executive compensation program.

	Summary
Executive Stock Ownership and Retention	The Company maintains stock ownership guidelines intended to ensure that the interests of executives are economically aligned with those of our stockholders. These guidelines establish target levels of ownership of the Company's common stock that is calculated based on the following multiples of annual base salary: • Chief Executive Officer – a multiple of 6 times annual base salary; • Executive Vice Presidents – a multiple of 3 times annual base salary; and • Corporate Vice Presidents – 1 times annual base salary. The Compensation Committee believes that the higher target multiples applicable to the Chief Executive Officer and our Executive Vice Presidents are appropriate given the greater relative scope of responsibilities relating to long-term stockholder value creation associated with those positions. These target levels determine whether the executive must retain additional stock acquired upon the vesting and release of restricted stock units ("RSUs"), deferred stock units ("DSUs") or the exercise of options. Specifically, unless and until the value of the Company's common stock held by an executive equals or exceeds his or her target level at the end of a calendar year, this executive must retain: • At least 75% of the Company's common stock received upon the exercise of options or the vesting and release of RSUs or DSUs during the following year, after payment or withholding of any applicable exercise price and taxes; and • All other shares of the Company's common stock held by the executive. The Company does not apply the value of stock options or unvested RSUs towards satisfying these guidelines, as the Compensation Committee believes that these guidelines are meant to encourage outright ownership of the Company's common stock. An executive is in compliance with these guidelines if the value of the shares of common stock held by the executive (including shares of common stock underlying vested DSUs and shares owned outright by, or held in trust for the benefit of, the executive or his or her immediate family members residing in the same household) equals or exceeds his or her target level at the end of the year, or if he or she has complied with the applicable retention requirements under the guidelines during the year. Each executive's compliance with the guidelines is measured annually as of December 31 and reviewed by the Compensation Committee. All named executive officers were in compliance with the guidelines as of December 31, 2015.

	Summary
Recovery of Incentive Compensation (Clawback Policy)	Under the Company's Policy of Recovery of Incentive Compensation, or "clawback" policy, the Company may seek to recover certain annual performance-based incentive compensation granted to executives in the event the Company is required to restate its financial results for any of the three most recent fiscal years completed after March 3, 2010, other than a restatement due to changes in accounting principles or applicable law. In March 2014, the clawback policy was amended to include all incentive-based equity compensation granted after the date of the amendment.
Policy on Short Sales, Derivatives and Hedging	Pursuant to our Policy on Short Sales, Derivative Transactions and Hedging, no employee of the Company may engage in short sales of Company securities, purchases or sales of puts, calls or other derivative securities based on Company securities, or purchases of financial instruments that are designed to hedge or offset any decrease in the market value of Company securities.
Anti-Pledging Policy	In December 2015, we adopted a Policy on Pledging of Company Stock that prohibits our Directors and senior executives from pledging or otherwise encumbering our equity securities as collateral for indebtedness, including holding shares in a margin or similar account that would subject our equity securities to margin calls.
CEO Employment Agreement	Our Chief Executive Officer has an employment agreement that stipulates severance terms if he were to be terminated by the Company other than for cause. Cause is defined in the employment agreement as willful, material misconduct, gross negligence in the performance of his duties on behalf of the Company, or a breach of his invention and non-disclosure agreement or non-compete agreement with the Company.
Change in Control Agreements	Each of the named executive officers and certain other executives has a change in control agreement with the Company. The purpose of these agreements is to ensure that these executives act in the best interest of stockholders before, during and after any change in control transaction by providing them with security in the event their employment is terminated or materially changed following a change in control. The agreements generally provide a lump sum payment of salary and bonus, and the payment of benefits for two years (or three years in the case of the Chief Executive Officer), following a qualifying termination. The agreements also provide for immediate vesting of equity awards in the event of a change in control followed by a qualifying termination. The change in control agreements renew annually unless the Company provides notice of its intent not to renew. The Compensation Committee believes these terms are reasonable and consistent with market practice. The Compensation Committee periodically reviews the change in control agreements and obtains updated industry benchmarking advice from FW Cook to assist in determining whether any modifications to the agreements are necessary or whether the Company should permit renewal.

Determination of Executive Compensation

The Compensation Committee determines the compensation of the Chief Executive Officer and, in consultation with the Chief Executive Officer, approves the compensation for each of the other named executive officers. The Chief Executive Officer does not participate in the Compensation Committee's deliberations or decisions with regard to his compensation. All three Compensation Committee members are independent directors of the Company. The Compensation Committee reviews, at least annually, the base salary, annual cash performance-based bonus, long-term equity awards and other material benefits, direct and indirect, of the named executive officers. These responsibilities are identified in the Compensation Committee charter.

In making compensation determinations with respect to the named executive officers, the Compensation Committee gives primary consideration to the named executive officer's impact on the Company's results and scope of responsibility, in addition to past accomplishments, prior experience and other factors, including data on prevailing compensation levels. Considerable weight is also given to the Chief Executive Officer's evaluation of the other named executive officers because of his direct knowledge of each named executive officer's performance, responsibilities and contributions. For each named executive officer, the Compensation Committee determines each component of compensation based on the Company's overall achievement of its financial and non-financial performance goals.

Base Salary

Base salary levels are reviewed and approved by the Compensation Committee annually, typically in the first fiscal quarter, as part of the Company's compensation planning process. The Compensation Committee targets base salary toward the median for the peer group proxy data and survey compensation data. Individual executive base salary levels may vary on either side of the median when factoring in the Company's overall financial performance and an individual's strengths, level and scope of responsibilities, skills, experience, past performance and potential.

For detail regarding the base salary paid to each of our named executive officers for fiscal year 2015, see the discussion under "2015 Base Salary" on page 51.

Annual Performance-Based Cash Bonus

Bonuses for the Chief Executive Officer and the other named executive officers are paid pursuant to the Company's Senior Executive Team Incentive Plan (the "SET Incentive Plan"). Each named executive officer has a target annual performance-based cash bonus opportunity, which is determined annually by the Compensation Committee and based on a percentage of the executive's base salary, with a maximum payout of 200% of the target. These target percentages are intended to provide an appropriate mix of fixed and variable compensation and to maintain an appropriate weighting of annual versus longer-term incentives consistent with the Company's compensation philosophy.

As depicted in the following table, the annual performance-based cash bonus paid pursuant to the SET Incentive Plan is calculated using two equally weighted factors: (i) the Company's financial performance measured against specific metrics selected by the Compensation Committee, and (ii) achievement of non-financial performance goals focused on strengthening and positioning the Company for sustained future growth and profitability:


Incentive Plan Measures
Base Salary
X
Target Incentive %
Target $
X
Financial Performance Factor
+
Non-Financial Performance Factor
=
Performance-Based Cash Bonus
50% Weighting
50% Weighting

The financial goals used to calculate the financial performance factor are established annually by the Compensation Committee. The non-financial performance factor is determined by the Compensation Committee by measuring achievement of annual goals approved by the Board. The establishment of these goals is intended to support the achievement of near-term performance of the Company's long-term business objectives.

The mechanics of the SET Incentive Plan informed the Compensation Committee's exercise of its "negative discretion" in reducing the maximum cash performance bonus amount payable to our named executive officers under our 2014 Incentive Compensation Plan (the "2014 Plan") for 2015. For detail regarding the calculation of performance-based cash bonuses paid to each of our named executive officers for fiscal year 2015 under the SET Incentive Plan, see the discussion under "2015 Annual Performance-Based Cash Bonus" on page 51.

Long-Term Equity Incentive Compensation

The Company believes that granting equity-based awards provides a strong financial incentive to maximize stockholder returns over the long term. The Company also believes that the practice of granting equity-based awards is important in recruiting and retaining the key talent necessary to ensure the Company's continued success. The following table summarizes the key aspects of the Company's equity compensation awards:

Aspect of Equity Awards	Description
Types of Equity Awards Granted	The Company's equity awards may include: • Annual equity awards to qualifying employees; and • Equity hiring awards granted to attract highly talented individuals to the Company.
Mix of Equity Incentive Compensation	Annual equity awards may consist of stock options, restricted stock units ("RSUs") or a combination of both. Because stock options have value only to the extent the Company's stock price increases in comparison to the stock price on the date of the grant, and generally vest ratably over five years with seven or ten year terms, they directly reward creation of long-term stockholder value after the grant date. RSUs vary in value depending on the stock price of our common stock prior to vesting, but generally will have some value in the long term, which encourages retention and rewards the creation of stockholder value over time. Given the different risk/reward characteristics of these two types of awards and our executive compensation philosophy, the Compensation Committee believes that the equity awards granted to executives should have a greater proportion of stock options relative to RSUs. Executives have the most direct impact on Company performance and should bear the highest risk, and realize the highest potential reward, associated with that performance. Accordingly, executives (other than the Chief Executive Officer) generally receive 75% of their equity award value in the form of stock options and 25% of their award value in the form of RSUs and, since 2015, the Chief Executive Officer has received 100% of his annual equity award in the form of stock options.
Vesting and Expiration	All equity awards generally have a five-year vesting schedule. The Compensation Committee believes that a five-year vesting schedule for both options and RSUs, which is longer than typical market practice, further aligns the interests of our executives with the long-term interest of stockholders while also providing a retention benefit for the Company. Depending on the grant date, stock option awards expire on the seventh or tenth anniversary of their grant date. Annual stock option awards granted between 2006 and the date of our 2013 Annual Meeting generally expire on the day immediately prior to the seventh anniversary of their grant date. Annual stock option awards granted on or after the date of our 2013 Annual Meeting generally expire on the day immediately prior to the tenth anniversary of their grant date.
Equity Hiring Awards	Hiring awards are granted in certain cases in order to attract highly talented individuals to the Company. Hiring awards typically consist of RSUs, but may also include a combination of RSUs and stock options. Generally, hiring awards for newly-hired executive officers are granted on one of four established grant dates annually, and vest proportionally in annual increments over a five-year period.
Equity Grant Procedures	The Board has adopted an equity award granting process that determines when and how equity awards are granted by the Compensation Committee. This methodology provides for fixed award dates that occur outside the quarterly quiet periods during which the Company's executives and Directors are precluded from trading in the Company's securities. Most equity awards, including all annual awards to the named executive officers, are made on or about February 14 of each year, which shortly follows the February Compensation Committee meeting at which prior year performance-based cash bonuses and current year salary determinations are made, as well as the Company's earnings announcement for the fourth quarter of the prior year. All annual equity awards to our named executive officers require the approval of the Compensation Committee. All other equity grants are typically authorized by the Compensation Committee, but for certain new hire equity awards such authority may be delegated to the Chief Executive Officer. In determining the size of equity awards to each named executive officer, the Compensation Committee begins with a competitive assessment based upon the proxy peer group and market data. The determination of the equity award is based on the responsibilities of each named executive officer's position and, relative to cash compensation, is intended to support the Company's philosophy that variable pay should constitute a significant portion of total compensation. The size of annual award value is determined based on the executive's job scope, long-term leadership potential, the size of prior awards, total compensation relative to median total compensation for market comparable positions, and the impact of the equity award values in total on stockholder dilution and stockholder value transfer in relation to the average of such totals for the proxy peer group. The exercise price of all stock options granted by the Compensation Committee equals the closing sale price of the common stock on the date of grant and in any case will not be less than such price. The number of stock options granted is determined based on the Black-Scholes value of an option with respect to our common stock on the applicable grant date. The number of RSUs granted is determined based on the closing price of our common stock on the applicable grant date.

For detail regarding the long-term equity incentive compensation granted to each of our named executive officers for fiscal year 2015, see the discussion under "2015 Long-Term Equity Incentive Awards" on page 53.

Benefits and Perquisites

The Company provides health and welfare benefits to its salaried employees, including the named executive officers, including healthcare, life and disability insurance. In addition, the Company offers all full-time employees of the Company and its domestic subsidiaries that have been employed for at least one month an opportunity to participate in our 1997 Employee Stock Purchase Plan, pursuant to which such employees can purchase shares of common stock through payroll deductions.

In 2015, the only benefits available exclusively to executives were Company-funded, elective supplemental disability coverage and annual executive physical exams and wellness coaching, which have a combined value of under $10,000 per executive. The supplemental disability coverage is provided for additional financial security in the case of disability. Annual physical exams and wellness coaching are provided because the health of the Company's executives is critical to their performance. In addition, in 2015 the Company reimbursed the Chief Executive Officer and each of the other named executive officers for tax return preparation and planning services in an amount that that did not exceed $6,000. The tax preparation and planning service is provided to the Chief Executive Officer and other senior executives to maximize the amount of time that they are able to spend on Company business rather than personal financial matters. We do not gross up executives' perquisites and benefits to compensate for any taxes due on the value of these perquisites and benefits, with the exception of executives on expatriate assignments, as detailed below.

In 2013, in furtherance of our goal to expand the Company's international footprint, the Company requested that Dr. Williams and his family relocate to the Netherlands office on an expatriate assignment. As a result of this expatriate assignment, Dr. Williams received certain allowances in 2015 that are consistent with allowances typically afforded by the Company to expatriate employees and their families, such as housing, tuition and car allowances. The Company also provided tax equalization benefits to Dr. Williams due to increased taxes and imputed income from his overseas assignment, including gross-ups of such amounts, which is also consistent with the Company's common practice for expatriates.

Deductibility of Annual, Performance-Based Compensation Under Section 162(m)

Section 162(m) of the Code disallows a tax deduction to public companies for certain compensation in excess of $1 million paid to a company's Chief Executive Officer and three other officers (other than the Chief Financial Officer) whose compensation is required to be reported to our stockholders pursuant to the Securities Exchange Act of 1934. Pursuant to Section 162(m), certain "qualified performance-based compensation" that is approved by our stockholders and otherwise satisfies the requirements of Section 162(m) is not subject to the deduction limit. The Compensation Committee believes it is in the best interest of the Company and its stockholders for the Company to provide annual, performance-based compensation to executives that preserves the flexibility to grant awards intended to be deductible by the Company for federal income tax purposes.

Accordingly, annual cash bonuses for our named executive officers are typically awarded pursuant to the Company's 2014 Plan, with the intent that these bonuses will qualify as performance-based compensation under Section 162(m). In addition, in February 2016 the Compensation Committee added a performance component to the RSUs awarded to our senior executives as part of their annual equity incentive awards for fiscal year 2016. This new feature is intended to allow the awards to be eligible to qualify as performance-based compensation pursuant to Section 162(m), as contemplated under our 2009 Stock Incentive Plan. Specifically, these RSUs will vest and become payable only if the Compensation Committee certifies that the Company achieves consolidated operating income, as adjusted to eliminate the effects of discrete items such as acquisition- and litigation-related expenses and restructuring charges, for fiscal year 2016 that is at least 55% of this metric in the Company's approved 2016 budget. In the event the Compensation Committee certifies that this performance goal is achieved for fiscal year 2016, these RSUs will vest ratably over five years, with one-fifth of the shares underlying the RSU award vesting in February of each year beginning in 2017. If the performance goal is not met in fiscal year 2016, the RSUs will be forfeited, and the recipients will not be eligible for replacement awards in connection with such forfeiture.

The rules and regulations relating to Section 162(m) are complicated and may change from time to time, sometimes impacting prior awards. There can therefore be no guarantee that any award intended to qualify as "qualified performance-based compensation" within the meaning of Section 162(m) will in fact qualify. In addition, the Compensation Committee reserves the flexibility to grant cash bonuses, RSUs and other awards that would not qualify as performance-based compensation if the Compensation Committee determines it is appropriate to do so.

2015 Executive Compensation Determinations

The following is a discussion of the determinations of base salary, annual performance-based cash bonus and long-term equity awards for the named executive officers for fiscal year 2015 and the specific factors considered in making such determinations.

Compensation for Fiscal 2015 Performance Table

The table below provides an overview of total direct compensation paid to our named executive officers for fiscal year 2015, including a breakdown of each of the three key elements of total direct compensation and with respect to performance based cash bonus comparing the 2015 target against the actual amount of compensation.

		Performance Based Cash Bonus		Long Term Incentives	Total Direct Compensation
	Base Pay	Target	Actual	Actual (1)	Actual
Jonathan W. Ayers	$800,000	$1,000,000	$950,000	$2,996,921	$4,746,921
Brian P. McKeon	$520,000	$ 390,000	$370,500	$ 999,304	$1,889,804
Jay Mazelsky	$436,800	$ 305,760	$290,500	$ 749,478	$1,476,778
Jacqueline L. Studer	$364,000	$ 218,400	$207,500	$ 549,530	$1,121,030
Michael J. Williams, PhD	$436,800	$ 305,760	$290,500	$ 749,478	$1,476,778

(1) Represents actual grant date fair value computed in accordance with FASB ASC Topic 718.

2015 Base Salary

Mr. Ayers's 2015 base salary was $800,000, which is the same base salary paid to Mr. Ayers in 2014. The Compensation Committee approved base salary increases of 4% in 2015 for each of the other named executive officers to more closely align the base salaries to the median of the proxy peer group and market survey data for these positions.

2015 Annual Performance-Based Cash Bonus

In February 2015, the Compensation Committee selected each of the named executive officers as participants in the 2014 Plan for the 2015 fiscal year, with the intent to make cash bonuses payable to the named executive officers for fiscal year 2015 eligible to qualify as "performance-based compensation" under Section 162(m). The Compensation Committee established operating income, as adjusted to eliminate the effects of differences between actual and budgeted foreign currency exchange rates in 2015 and to eliminate the effects of discrete items such as acquisition- and litigation-related expenses and restructuring charges, as the performance goal applicable to the participants in the 2014 Plan. The Committee then fixed the maximum amount payable to Mr. Ayers for fiscal year 2015 as 1.5% of operating income (as adjusted), and fixed the maximum amount payable to each of the other named executive officers for fiscal year 2015 as 0.75% of operating income (as adjusted), subject in each case to the limitations under the 2014 Plan and to an overall cap equal to 200% of each named executive officer's target bonus. In the event the Company did not achieve positive operating income (adjusted as described above) for fiscal year 2015, the selected participants would not be eligible to receive an annual, performance-based cash bonus for fiscal year 2015 under the 2014 Plan.

In February 2016, the Compensation Committee certified that 1.5% of the Company's operating income for fiscal year 2015, as adjusted, equaled $4,824,000 and that 0.75% of the Company's operating income for fiscal year 2015, as adjusted, equaled $2,412,000. The Compensation Committee then exercised its "negative discretion", as permitted under Section 162(m), to determine the actual annual performance-based cash bonuses awarded to each of the named executive officers for performance during 2015, using the guidelines and performance criteria set forth in the SET Incentive Plan.

Pursuant to the SET Incentive Plan parameters for 2015, 50% of the annual performance-based cash bonus for the named executive officers is based on an equal weighting of three financial metrics selected by the Compensation Committee, and 50% is determined by the Compensation Committee based on the achievement of non-financial performance goals approved by the Board, as described above under “Annual Performance-Based Cash Bonus” on page 48.

For the financial performance goals in 2015, the SET Incentive Plan included three equally-weighted factors: normalized organic revenue growth, operating profit, and earnings per share, as depicted below:

Normalized Organic Revenue Growth Rating	+	Operating Profit Rating	+	Earnings per Share (EPS) Rating	=	Financial Performance Factor
33% Weighting		33% Weighting		33% Weighting		

Each of the three Company financial performance metrics that comprise the financial performance factor is subject to a rating calculated on a sliding scale, ranging from 50% to 180%, using the approved budget goal for the applicable factor as 100% of target payout.

The Company’s performance versus adjusted budget with respect to each financial metric selected by the Compensation Committee for the SET Incentive Plan for 2015, and the resulting calculation of the financial performance factor, is illustrated in the table below:

	2015 Actual	2015 Adjusted Budget (1)	Variance to Adjusted Budget	Payout Rating (2)	Weighting	Weighted Average Percentage
Normalized Organic Revenue Growth (3)	11.3%	13.5%	(2.2%)	69.2%	33%	22.8%
Operating Profit	$299.9	$306.1	($6.2)	84.5%	33%	27.9%
Earnings per Share (Diluted)	$ 2.05	$ 2.08	($0.03)	88.7%	33%	29.3%
2015 Financial Performance Factor (%)						80.0%

(1) In evaluating financial performance, the Compensation Committee reviewed the 2015 budget as adjusted to eliminate the effects of changes in foreign currency exchange rates during 2015, as compared to the rates assumed in the budget, as adjusted for the impact of acquisitions, a non-recurring impairment charge and certain restructuring costs which were not assumed in the budget.

(2) Achievement of the Company’s approved budget for each of the financial metrics equates to 100% payout, with separate pre-defined performance scales for each financial metric resulting in an increase or decrease in the percentage payout.

(3) Normalized organic revenue growth is not a measure defined by generally accepted accounting principles in the United States of America (“GAAP”), otherwise referred to herein as a non-GAAP financial measure. In calculating normalized organic revenue growth, we exclude the effect of changes in foreign currency exchange rates because changes in foreign currency exchange rates are not under management’s control, are subject to volatility and can obscure underlying business trends. We also exclude the effect of acquisitions because the nature, size and number of acquisitions can vary dramatically from period to period and therefore can also obscure underlying business trends. We also exclude the effect of changes in our significant distributors’ inventory levels which may not be directly related to underlying end-user demand for our products.

The non-financial goals for 2015 for the SET Incentive Plan covered the following objectives:

- Implementation of certain commercial strategies, including the continuing transition to an all-direct sales model in the U.S., development of the international commercial organization, and achievement of global instrument placement goals;
- Development, commercialization and launch of certain products, including our SNAP Pro Mobile Device, Catalyst One Chemistry Analyzer and IDEXX SDMA test;
- Hiring and developing key leadership talent, including gender and ethnically diverse talent;
- Achievement of specific product development and key operational milestones; and
- Increase of employee engagement and related talent initiatives.

With respect to the non-financial performance factor, the Compensation Committee considered exceptional performance with respect to the non-financial goals applicable to the SET Incentive Plan and determined a non-financial performance factor of 110% of target which, taken together with the financial performance factor, resulted in an overall performance-based factor of 95% of target for each of the named executive officers. The Compensation Committee believes this overall performance-based factor is appropriate due to the Company’s strong performance in 2015 against the financial and non-financial performance goals described above. With respect to the named executive officers other than Mr. Ayers, the

Compensation Committee also consulted with the Chief Executive Officer regarding his performance assessment of these named executive officers.

The following table provides greater detail regarding the performance-based cash bonus awarded to each named executive officer for fiscal year 2015:

Named Executive Officer	Target Bonus (as a % of Annual Base Salary)	Target Bonus ($)	Overall Performance-Based Bonus Factor (1)	Actual Performance Based Cash Bonus (1)
Jonathan W. Ayers	125%	$1,000,000	95%	$950,000
Brian P. McKeon	75%	$ 390,000	95%	$370,500
Jay Mazelsky	70%	$ 305,760	95%	$290,500
Jacqueline L. Studer	60%	$ 218,400	95%	$207,500
Michael J. Williams, PhD	70%	$ 305,760	95%	$290,500

(1) Determined based upon a combination of the three financial performance metrics (measured against adjusted budget) and non-financial performance ratings applicable to the SET Incentive Plan for fiscal year 2015.

2015 Long-Term Equity Incentive Awards

In February 2015, the Compensation Committee granted Mr. Ayers's stock options with an aggregate grant value of approximately $3,000,000 that vest ratably over five years. Although the Compensation Committee considered the peer group proxy and market data in making this equity award, the committee did not target any particular percentage of the median total direct compensation and determined the amount of the award in its discretion.

In February 2015, the Compensation Committee granted stock options and RSUs with an aggregate grant value of approximately $1,000,000 to Mr. McKeon, $750,000 to each of Mr. Mazelsky and Dr. Williams and $550,000 to Ms. Studer in each case, that vest ratably over five years. In determining the size of equity awards granted to these named executive officers in 2015, the Compensation Committee reviewed compensation summaries for each that summarized the value of outstanding vested and unvested stock options and vesting of RSUs and the cumulative value realized by the executives upon exercise of stock options and vesting of RSUs since commencement of employment. As with the determination of Mr. Ayers's equity award, the Compensation Committee considered the peer group proxy and market data in making these equity awards, but did not target any particular percentage of the median total direct compensation and determined the amounts of the awards in its discretion.

The Compensation Committee also reviewed an analysis of the Company's aggregate share usage and aggregate fair value of equity compensation awarded, relative to the Company's prior levels and in relation to the peer group. The aggregate fair value of equity compensation awarded in 2015 was below the median of the latest year of peer group data and below the median for the average of the past three years. The Compensation Committee considered this information as well as Mr. Ayers's advice and recommendation regarding the prospects for long-term contribution by each of the named executive officers, other than Mr. Ayers, in making these 2015 equity awards.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth in this Proxy Statement for the year ended December 31, 2015. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors, and the Board of Directors has approved, the inclusion of the Compensation Discussion and Analysis in this Proxy Statement.

Compensation Committee

M. Anne Szostak, Chair
Thomas Craig
William T. End

Executive Compensation Tables

Summary Compensation Table

The following table sets forth the compensation earned during 2015, 2014 and 2013 by our Chief Executive Officer, Chief Financial Officer, and the three other highest-paid executives for the Company's 2015 fiscal year.

Name and Principal Position	Year	Salary	Bonus	Stock Awards (1)	Option Awards (1)	Non-Equity Incentive Plan Compensation (2)	All Other Compensation	Total Compensation
Jonathan W. Ayers (3) President and Chief Executive Officer	2015	$800,000	–	$ –	$2,996,921	$ 950,000	$ 20,784(4)	$4,767,705
	2014	800,000	–	549,940	1,648,617	1,310,000	16,709	4,325,266
	2013	784,615	–	495,072	1,514,980	1,160,000	19,317	3,973,984
Brian P. McKeon (5) Executive Vice President, Chief Financial Officer and Treasurer	2015	$516,923	–	$250,074	$ 749,230	$ 370,500	$ 17,468(6)	$1,904,195
	2014	496,153	–	975,075	1,424,465	492,000	18,164	3,405,857
	2013	–	–	–	–	–	–	–
Jay Mazelsky Executive Vice President	2015	$434,215	–	$187,555	$ 561,923	$ 290,500	$ 23,179(7)	$1,497,372
	2014	416,923	–	124,992	374,694	386,000	16,073	1,318,682
	2013	396,154	–	374,976	1,124,971	325,000	11,816	2,232,916
Jacqueline L. Studer (8) Corporate Vice President, General Counsel and Corporate Secretary	2015	$361,846	–	$137,445	$ 412,085	$ 207,500	$142,661(9)	$1,261,537
	2014	181,731		349,967	–	161,000	66,965	759,663
	2013	–	–	–	–	–	–	–
Michael J. Williams, PhD Executive Vice President	2015	$434,215	–	$187,555	$ 561,923	$ 290,500	$885,164(10)	$2,359,357
	2014	416,923	–	124,992	374,694	386,000	876,688	2,179,297
	2013	396,154	–	374,976	1,124,971	325,000	560,661	2,781,762

(1) Reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Note 4 in the notes to our consolidated financial statements included in our 2015 Annual Report on Form 10-K for the relevant assumptions used to determine the valuation of our stock awards and stock options.

(2) Amounts shown reflect the named executive officer's annual, performance-based cash bonus amounts under our SET Incentive Plan. See "2015 Annual Performance-Based Cash Bonus" on page 51.

(3) Reflects compensation Mr. Ayers received as an employee. Mr. Ayers received no additional compensation for his service as a Director.

(4) Amount shown includes tax preparation fees, Company matching contributions under the Company's 401(k) plan, and premiums paid on behalf of Mr. Ayers under the Company's disability and life insurance plans.

(5) Mr. McKeon became our Executive Vice President, Chief Executive Officer and Treasurer on January 1, 2014. Amounts included under Stock Awards and Option Awards for 2014 include a new hire equity award of options and RSUs with an aggregate value in the amount of $1,500,000.

(6) Amount shown includes tax preparation fees, Company matching contributions under the Company's 401(k) plan and premiums paid on behalf of Mr. McKeon under the Company's disability and life insurance plans.

(7) Amount shown includes tax preparation fees, Company matching contributions under Company's 401(k) plan, reimbursements for executive physicals and premiums paid on behalf of Mr. Mazelsky under the Company's disability and life insurance plans.

(8) Ms. Studer was appointed as our Corporate Vice President, General Counsel and Corporate Secretary on September 1, 2014. Amounts included under Stock Awards for 2014 include a new hire equity award of RSUs with an aggregate value in the amount of approximately $350,000.

(9) Amount shown includes a relocation allowance of $123,581 relating to Ms. Studer's relocation to Maine in connection with her appointment as our Corporate Vice President, General Counsel and Corporate Secretary, and the remainder includes tax preparation fees, Company matching contributions under the Company's 401(k) plan, reimbursements for executive physicals, and premiums paid on behalf of Ms. Studer under the Company's disability and life insurance plans.

(10) Amount shown includes an aggregate of $871,182 relating to Dr. Williams's international expatriate assignment in the Netherlands, consisting of: (a) $34,872 in cost of living adjustments; (b) $173,029 in other allowances and costs (including $19,444 relating to car allowance, $103,500 relating to housing and an aggregate of $50,085 relating to tuition and home leave expenses); and (c) $663,281 in tax equalization benefits and gross-ups. The remainder includes the Company matching under the Company's 401(k) plan and premiums paid on behalf of Dr. Williams under the Company's disability and life insurance plans.

2015 Grants of Plan-Based Awards

The following table sets forth each grant of an award made to the named executive officers during the Company's 2015 fiscal year. All equity awards were made under the Company's 2009 Stock Incentive Plan (the "2009 Plan") described below.

Name	Grant Date	Action Date (1)	Estimated Possible Pay-outs Under Non-Equity Incentive Plan Awards (2) Target ($) (3)	Estimated Possible Pay-outs Under Non-Equity Incentive Plan Awards (2) Maximum ($) (4)	All Other Stock Awards: # of Shares of Stock/Units (5)(7)	All Other Option Awards: # of Securities Underlying Options (6)(7)	Exercise/ Base Price of Option Awards (1)	Grant Date Fair Value of Stock Option Awards (8)
Jonathan W. Ayers (9)	2/14/2015	2/10/2015			-			$ -
	2/14/2015	2/10/2015				149,888	$79.54	2,996,921
			$1,000,000	(4)				
Brian P. McKeon	2/14/2015	2/10/2015			3,144			$ 250,074
	2/14/2015	2/10/2015				37,472	$79.54	749,230
			$ 390,000	(4)				
Jay Mazelsky	2/14/2015	2/10/2015			2,358			$ 187,555
	2/14/2015	2/10/2015				28,104	$79.54	561,923
			$ 305,760	(4)				
Jacqueline L. Studer	2/14/2015	2/10/2015			1,728			$ 137,445
	2/14/2015	2/10/2015				20,610	$79.54	412,085
			$ 218,400	(4)				
Michael J. Williams, PhD	2/14/2015	2/10/2015			2,358			$ 187,555
	2/14/2015	2/10/2015				28,104	$79.54	561,923
			$ 305,760	(4)				

(1) On February 10, 2015, the Compensation Committee approved the grant of the above stock options and RSUs to the named executive officers at the closing sale price of the common stock on the NASDAQ Global Select Market on February 13, 2015.

(2) The non-equity incentive plan awards reported under this caption represent the possible annual, performance-based cash bonus amounts under our SET Incentive Plan, the material terms of which are discussed under the heading "Compensation Discussion and Analysis—Elements of Executive Compensation Program – Annual Performance-Based Cash Bonus" above. The actual award payments under the SET Incentive Plan, as determined by the Compensation Committee on February 9, 2016, are included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table above. The SET Incentive Plan does not provide for a threshold payout, and if minimum performance goals are not met, no annual performance-based cash bonus is earned under the plan.

(3) Annual performance-based cash bonus amounts awarded under the SET Incentive Plan are determined by multiplying a target bonus, represented as a percentage of annual base salary, by a factor calculated by combining two equally weighted measures: (1) Company financial performance against budget with respect to pre-determined financial metrics, and (2) achievement of non-financial performance goals. For a discussion of the 2015 financial metrics and performance goals under the SET Incentive Plan, see "Compensation Discussion and Analysis—2015 Executive Compensation Determinations – 2015 Annual Performance-Based Cash Bonus" above. For 2015, Mr. Ayers had a target bonus of 125% of base salary, Mr. McKeon had a target bonus of 75% of base salary, each of Mr. Mazelsky and Dr. Williams had a target bonus of 70% of base salary and Ms. Studer had a target bonus of 60% of base salary. The "Target" amount set forth above represents an assumption that the financial and non-financial performance goal ratings for each of the named executive officers participating in the SET Incentive Plan is 100%.

(4) The maximum annual performance-based cash bonus for fiscal year 2015 was determined under the 2014 Plan as a percentage of the Company's consolidated operating income, determined in accordance with generally accepted accounting principles in the U.S. and as reported in the Company's audited financial statements, adjusted to eliminate the effects of foreign currency exchange rates and other discrete items. The maximum annual, performance-based cash bonus payable to Mr. Ayers under the 2014 Plan for fiscal year 2015 was 1.5% of the Company's operating income (as adjusted) for such period, subject to a maximum bonus of 250% of Mr. Ayers's annual base salary for 2015. The maximum annual, performance-based cash bonus payable to each of the other named executive officers under the 2015 Plan for fiscal year 2015 was 0.75% of the Company's operating income (as adjusted) for such period, subject, in the case of Mr. McKeon, to an overall maximum bonus of 150% of his annual base salary for 2015, in the case of Mr. Mazelsky and Dr. Williams, to an overall maximum bonus of 140% of their annual base salary for 2015 and in the case of Ms. Studer, to an overall maximum bonus of 120% of her annual base salary for 2015.

(5) Granted as RSUs that vest in equal annual installments over a five-year period commencing on the first anniversary of the date of grant.

(6) Options become exercisable in equal annual installments over a five-year period commencing on the first anniversary of the date of grant.

(7) Pursuant to the 2009 Plan, upon a change in control of IDEXX, each outstanding stock option or RSU award held by all employees of IDEXX, including executives, is subject to the vesting provisions described below under the heading "Stock Incentive Plans." Under the change in control agreements between the Company and each of its executives, vesting of options and RSUs held by each executive may accelerate in full in the event of a change in control of the Company followed by a qualifying termination of the executive's employment, as described below under the heading "Change in Control Agreements."

(8) Reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Note 4 in the notes to our consolidated financial statements included in our 2015 Annual Report on Form 10-K for the relevant assumptions used to determine the valuation of our stock awards and stock options.

(9) In the event of termination of Mr. Ayers's employment by the Company other than for cause (except following a change in control), his stock options and RSUs will continue to vest in accordance with their terms for two years. See "Employment Agreements" below.

In addition to the footnotes to the Summary Compensation Table and 2015 Grants of Plan-Based Awards table above, the following sections of this Proxy Statement further describe other material factors of the compensation and awards described in those tables. For a description of the material terms of Mr. Ayers's employment agreement and the change in control agreements for each of the executives, see "Employment Agreements" and "Change in Control Agreements" below; for a description of the material terms of the 2009 Plan, see below under the heading "Stock Incentive Plans." For an explanation of the amount of salary and bonus in proportion to total compensation, and a description of the criteria applied in determining grants of plan-based awards, see the "Compensation Discussion and Analysis" above.

2015 Outstanding Equity Awards at Fiscal Year End

The table below sets forth information with respect to unexercised options and stock that has not vested for each of the named executive officers as of the end of the Company's 2015 fiscal year.

		Option Awards (1)				Stock Awards (1)	
Name	Grant Date (2)	# of Securities Underlying Unexercised Options Exercisable	# of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date (3)	# of Shares/ Units of Stock Not Vested	Market Value of Shares or Units of Stock that have Not Vested (4)
Jonathan W. Ayers (5)	2/14/2010	156,250	–	26.6550	2/13/2017		
	2/14/2011	416,000	104,000	38.7950	2/13/2018		
	2/14/2011					2,400	175,008
	2/14/2012	72,000	48,000	43.7100	2/13/2019		
	2/14/2012					4,800	350,016
	2/14/2013	45,600	68,400	45.8400	2/13/2020		
	2/14/2013					6,480	472,522
	2/14/2014	18,138	72,544	62.0000	2/13/2024		
	2/14/2014					7,096	517,440
	2/14/2015	–	149,888	79.5400	2/13/2025		
Brian P. McKeon (6)	2/14/2009	9,054	–	17.1850	2/13/2016		
	2/14/2010	9,924	–	26.6550	2/13/2017		
	2/14/2011	6,602	–	38.7950	2/13/2018		
	5/09/2012	7,504	–	44.0450	5/08/2019		
	5/08/2013	8,790	–	43.6800	5/07/2023		
	1/01/2014	7,568	37,788	53.1850	12/31/2023		
	1/01/2014					11,280	822,538
	2/14/2014	7,420	29,678	62.0000	2/13/2024		
	2/14/2014					2,904	211,760
	2/14/2015	–	37,472	79.5400	2/13/2025		
	2/14/2015					3,144	229,260
Jay Mazelsky (7)	9/1/2012	6,016	5,342	47.5300	8/31/2019		
	9/1/2012					4,732	345,057
	2/14/2013	11,288	16,928	45.8400	2/13/2020		
	2/14/2013					1,634	119,151
	12/5/2013	19,602	29,400	52.0000	12/4/2023		
	12/5/2013					2,884	210,301
	2/14/2014	4,122	16,488	62.0000	2/13/2024		
	2/14/2014					1,612	117,547
	2/14/2015	–	28,104	79.5400	2/13/2025		
	2/14/2015					2,358	171,945

Name	Grant Date (2)	Option Awards (1)				Stock Awards (1)	
		# of Securities Underlying Unexercised Options Exercisable	# of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date (3)	# of Shares/ Units of Stock Not Vested	Market Value of Shares or Units of Stock that have Not Vested (4)
Jacqueline L. Studer (8)	9/1/2014					4,516	329,307
	2/14/2015	–	20,610	79.5400	2/13/2025		
	2/14/2015					1,728	126,006
Michael J. Williams, PhD	2/14/2011	19,208	4,800	38.7950	2/13/2018		
	2/14/2011					514	37,481
	6/1/2011	34,160	8,538	38.4900	5/31/2018		
	6/1/2011					2,598	189,446
	2/14/2012	15,366	10,244	43.7100	2/13/2019		
	2/14/2012					1,028	74,962
	2/14/2013	11,288	16,928	45.8400	2/13/2020		
	2/14/2013					1,634	119,151
	12/5/2013	19,602	29,400	52.0000	12/4/2023		
	12/5/2013					2,884	210,301
	2/14/2014	4,122	16,488	62.0000	2/13/2024		
	2/14/2014					1,612	117,547
	2/14/2015	–	28,104	79.5400	2/13/2025		
	2/14/2015					2,358	171,945

(1) Pursuant to the 2009 Plan and the 2003 Stock Incentive Plan ("2003 Plan"), upon a change in control of IDEXX, each outstanding stock option or RSU award held by all employees of IDEXX, including executives, is subject to the vesting provisions described below under the heading "Stock Incentive Plans." Under the change in control agreements between the Company and each of its executives, vesting of options and RSUs held by each executive may accelerate in full in the event of a change in control of the Company followed by a qualifying termination of the executive's employment. See "Change in Control Agreements" below.

(2) Options become exercisable in equal annual installments over a five-year period commencing on the first anniversary of the date of grant. RSUs vest in equal installments over a five-year period commencing on the first anniversary of the date of grant.

(3) Options granted prior to 2006 expire on the day immediately prior to the tenth anniversary of the date of grant, options granted between 2006 and the day before the date of our 2013 Annual Meeting expire on the day immediately prior to the seventh anniversary of the date of grant, and options granted on or after the date of our 2013 Annual Meeting expire on the day immediately prior to the tenth anniversary of the date of grant.

4) Market value is determined by multiplying the number of shares by $72.92, the closing sale price of the Company's common stock at December 31, 2015.

(5) In the event of termination of Mr. Ayers's employment by the Company other than for cause except following a change in control, his stock options and RSUs will continue to vest in accordance with their terms for two years (see "Employment Agreements" below).

(6) Mr. McKeon was granted awards prior to January 1, 2014 as a Director. All grants after January 1, 2014 were in connection with his hiring or employment as Executive Vice President, Chief Financial Officer and Treasurer.

(7) Mr. Mazelsky was granted awards on September 1, 2012 in connection with his hiring as Executive Vice President in July 2012.

(8) Ms. Studer was granted an award on September 1, 2014 in connection with her hiring in June 2014 to serve as Corporate Vice President, General Counsel and Corporate Secretary in September 2014.

2015 Option Exercises and Stock Vested

The table below sets forth information with respect to exercises of stock options and vesting of RSUs for the named executive officers during the 2015 fiscal year.

	Option Awards (1)		Stock Awards (2)	
Name	# Shares Acquired on Exercise	Value Realized on Exercise	# Shares Acquired on Vesting	Value Realized on Vesting
Jonathan W. Ayers	281,442	$15,388,991	11,934	$949,230
Brian P. McKeon	11,880	687,538	3,548	266,955
Jay Mazelsky	-	-	4,278	310,185
Jacqueline L. Studer	-	-	1,130	79,710
Michael J. Williams, PhD	23,636	1,297,127	6,336	464,581

(1) Reflects the gross number of shares acquired and value realized upon exercise by each named executive officer, without reduction for shares that were used to pay the exercise price or to satisfy tax obligations.

(2) Reflects the number of shares acquired and value of such shares upon vesting prior to the withholding of the following number of shares for each named executive officer to satisfy such officer's tax obligations: Ayers (5,948), McKeon (1,220), Mazelsky (1,428), Studer (365), and Williams (851).

2015 Nonqualified Deferred Compensation

The table below sets forth information with respect to voluntary contributions, earnings and distributions for the named executive officers under our Executive Deferred Compensation Plan (the "Executive Plan"). Cash compensation voluntarily deferred by the executive under the Executive Plan is invested in a hypothetical investment account denominated as a number of deferred stock units ("DSUs") equal to the compensation deferred into such account divided by the closing sale price of a share of our common stock on the date of the applicable deferral. Investment accounts are not subject to any interest or other investment returns or earnings, other than returns or earnings produced by fluctuations in the price of a share of IDEXX common stock affecting the value of the DSUs in the account. The DSUs are fully vested and non-forfeitable, since they represent compensation already earned and voluntarily deferred. Upon distribution, an officer receives a number of shares of our common stock equal to the number of DSUs in his or her account. An officer can elect to receive his or her distribution in either a lump sum amount or in a fixed schedule. However, except upon a change in control or in the event of the officer's death or an "unforeseeable emergency" (as defined in the Executive Plan), an officer cannot receive shares of IDEXX common stock equal to the number of DSUs in his or her account sooner than one year following termination of his or her employment with the company for any reason. In the case of an executive who has been identified by the plan administrator as a "specified employee" with the meaning of Section 409A(a)(2)(B) of the Code, his or her distribution may not occur sooner than six months following his or her termination of employment. Upon a "change in control" of the Company (as defined in the Executive Plan), all benefits under the Executive Plan shall be distributed.

The Board approved the suspension of the Executive Plan in February 2013, and following the suspension, no officers could elect to participate in the Executive Plan. Suspension of the Executive Plan does not affect the investment accounts for officers who elected to participate in the Executive Plan prior to December 31, 2012, and distributions from such accounts will be made pursuant to the officer's stated distribution election and the terms of the Executive Plan.

Name	Executive Contribution in 2015	Registrant Contributions in 2015	Aggregate Earnings Accrued in 2015 (1)	Aggregate Withdrawals/ Distributions	Aggregate Balance at December 31, 2015
Jonathan W. Ayers	$–	$–	($71,884)	$–	$4,314,239(2)
Brian P. McKeon	–	–	–	–	–
Jay Mazelsky	–	–	–	–	–
Jacqueline L. Studer	–	–	–	–	–
Michael J. Williams, PhD	–	–	(15,783)	–	947,231(3)

(1) Represents the decline in the value of DSUs during 2015. No portion of the amounts reported in this column represent above-market or preferential interest or earnings accrued on the applicable plan and, accordingly, have not been included in a "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the 2015 Summary Compensation Table.

(2) This amount represents the portions of bonuses earned by Mr. Ayers in 2003, 2004 and 2005 that he elected to defer under the Executive Plan, plus all earnings accrued thereon in subsequent years. The bonuses were payable (absent the deferral) in February 2004, 2005 and 2006, respectively, and represented compensation for 2003, 2004 and 2005 in the amounts of $273,000, $288,750 and $325,000, respectively, and as such those amounts were reported in the Summary Compensation Tables for those years.

(3) This amount represents portions of Dr. Williams's bonuses from years prior to becoming a named executive officer in 2009 that he elected to defer under the Executive Plan, plus all earnings accrued on those contributions.

Equity Compensation Plan Information

The following table summarizes our equity compensation plan information as of December 31, 2015:

	December 31, 2015		
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (1) (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	4,126,540(2)	$49.764	13,931,809(3)
Equity compensation plans not approved by security holders	–	–	–

(1) Only stock option awards were used in computing the weighted-average exercise price.

(2) Consists of shares of common stock subject to outstanding options, restricted stock units and deferred stock units under the following compensation plans: 2003 Stock Incentive Plan (50,734 shares) and 2009 Stock incentive Plan (4,075,806 shares). Excludes 1,393,760 shares issuable under the Company's 1997 Employee Stock Purchase Plan (the "1997 Plan") in connection with the current and future offering periods. See Note 4 to the consolidated financial statements included in our 2015 Annual Report on Form 10-K for a description of our equity compensation plans.

(3) Includes 12,538,049 shares available for issuance under the 2009 Plan. The 2009 Plan provides for the issuance of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock unit awards and other stock unit awards. Also includes 1,393,760 shares issuable under the 1997 Plan in connection with the current and future offering periods. No new grants may be made under the under the 2003 Stock Incentive Plan listed in footnote (2). See Note 4 to the consolidated financial statements for the year ended December 31, 2015 included in our 2015 Annual Report on Form 10-K for a description of our equity compensation plans

2014 Incentive Compensation Plan

In 2014, the Board adopted the 2014 Incentive Compensation Plan (the "2014 Plan"), which was approved by the stockholders at our 2014 Annual Meeting. The purpose of the 2014 Plan is to assist the Company in retaining and motivating officers and other employees of the Company designated to participate in the 2014 Plan by providing incentive compensation that provides appropriate financial rewards for individual performance. The 2014 Plan is intended to provide flexibility to the Company to make annual incentive compensation payments to its Chief Executive Officer and the other named executive officers that are not subject to the deduction limitations under Section 162(m). The Compensation Committee, which consists solely of "outside directors" for purposes of Section 162(m), administers the 2014 Plan. Individuals eligible to participate in the 2014 Plan are the officers or other employees of the Company or any of its subsidiaries who are designated by the Compensation Committee to participate in the 2014 Plan ("Participants"). The Compensation Committee may delegate some or all of its power and authority under the 2014 Plan to the Chief Executive Officer or other executive of the Company as the committee deems appropriate, provided that, with respect to any person who is a "covered employee" within the meaning of Section 162(m) of the Code or who, in the committee's judgment, is likely to be a covered employee at any time during the applicable performance period or during any period in which an award may be paid under the 2014 Plan following a performance period, only the Compensation Committee is permitted to (i) designate such person to participate in the 2014 Plan for such performance period, (ii) establish performance goals and awards under the 2014 Plan for such person, and (iii) certify the achievement of such performance goals.

Under the terms of the 2014 Plan, not later than the earlier of 90 days after the beginning of each performance period under the 2014 Plan and the expiration of 25% of the applicable performance period, the Compensation Committee will (i) designate one or more performance periods, which shall be one or more of the Company's fiscal years or a portion of any fiscal year of the Company, as the committee may establish;(ii) determine the Participants for each performance period;(iii) establish one or more objective performance goals for each Participant or any group of Participants (or both) and specify any adjustments to such performance goals necessary to exclude the impact of unusual or non-recurring items and the cumulative effect of accounting changes for the performance period; and (iv) establish an award opportunity for each Participant or group of Participants, based upon the achievement of such performance goals. To the extent necessary for an award under the 2014 Plan to be "performance-based" under Section 162(m) of the Code and the regulations thereunder, performance goals established by the Compensation Committee must be based exclusively on one or more of the objective corporate-wide or subsidiary, division, operating unit or individual measures set forth in the 2014 Plan.

The 2014 Plan establishes a maximum award payment for each Participant under the plan of $5 million per performance period, and in the event that there are two or more performance periods during any calendar year, the maximum award payment under the plan is $10 million for such calendar year. The Compensation Committee retains the discretion under the 2014 Plan to reduce the amount of any payment with respect to any award that would otherwise be made to any Participant pursuant to the performance goals established in accordance the plan, and may exercise such "negative discretion" based on the extent to which any other performance goals are achieved, regardless of whether such performance goals are set forth in the 2014 Plan or are assessed on an objective or subjective basis.

Following the conclusion of each performance period and prior to the payment of any award under the 2014 Plan, the Compensation Committee will certify in writing that the performance goals for the applicable performance period and other material terms applicable to the award have been satisfied. The award amount shall be paid in (i) cash,(ii) common stock or stock units under the 2009 Plan or any successor equity plan of the Company, or (iii) a combination of (i) and (ii), in each case subject to such restrictions as the Compensation Committee shall determine. Payment to each Participant shall be made not later than the 15th day of the third month of the calendar year following the calendar year in which the Participant's right to payment ceased being subject to a substantial risk of forfeiture, unless payment is deferred in accordance with the requirements of Section 409A of the Code. All awards under the 2014 Plan are subject the Company's Policy on Recovery of Incentive Compensation in Event of Certain Financial Restatements (as may be amended from time to time), and any successor or replacement policy, also known as a "clawback" policy, under which the Company can recover annual performance-based cash incentive compensation granted to executives on or after March 3, 2010.

In February 2015, the Compensation Committee designated the Company's 2015 fiscal year as the relevant performance period under the 2014 Plan and certain senior executives (including all of the named executive officers) as Participants for that period. In February 2015, the Compensation Committee

also specified that the Company's consolidated operating income, as adjusted to eliminate the effects of differences between actual and budgeted foreign currency exchange rates in 2015 and certain discrete items, would be the relevant performance goal for purposes of determining maximum amounts payable to the Participants for fiscal year 2015 under the 2014 Plan. As stated above, the amount of the incentive award actually paid to the Participants is determined by the Compensation Committee in its sole discretion based on such factors as it deems appropriate, provided that the actual award shall not exceed the maximum incentive award with respect to such participant. For information regarding the annual bonus paid to the named executive officers for fiscal year 2015, see the discussion under the heading "2015 Executive Compensation Determinations" beginning on page 51.

Stock Incentive Plans

In February 2009, the Board adopted the 2009 Plan, which was originally approved by the stockholders at our 2009 Annual Meeting. At our 2013 Annual Meeting, the stockholders approved amendments to the 2009 Plan that, among other things, increased the number of authorized shares under the plan and extended the maximum term of stock options and stock appreciation rights under the plan from seven to ten years. Prior to the 2009 Plan, options and other equity awards were granted under the 2003 Stock Incentive Plan (the "2003 Plan") and prior stock incentive plans, each of which were approved by our stockholders. The vesting, change in control, transferability and other relevant provisions for grants under the 2009 Plan are the same as for grants under the 2003 Plan.

Upon a "change in control" (as defined in the 2009 Plan), options and awards granted to all participants, including our executives and Directors, are subject to the following vesting provisions: 25% of the unvested options and awards vest and become exercisable, unless the successor company in a corporate transaction does not assume or substitute option awards, in which case all options granted under the 2009 Plan and the 2003 Plan become fully vested and exercisable. In addition, if an optionee is terminated by the successor company without cause within two years following a change in control, then all options held by such optionee become fully vested and exercisable.

In general, options granted under the 2009 Plan and 2003 Plan are not transferable, except by will or the laws of descent and distribution, and are exercisable during the lifetime of the grantee only while he or she is serving as an employee or Director of the Company or, except as described below, within three months after he or she ceases to serve as an employee or Director of the Company; provided, however, that the Board has the discretion to allow a grantee to designate a beneficiary to exercise the options upon the grantee's death. If a grantee dies or becomes disabled (within the meaning of Section 22(e)(3) of the Code) while serving as an employee or Director, or dies within three months after ceasing to serve as an employee or Director, options are exercisable within one year following the date of death or disability. In addition, options granted to Directors and employees since February 2016 will vest immediately upon the grantee's death or disability. Options granted to Directors since February 2010 are exercisable for two years following the date of retirement, provided the Director has served on the Board for at least five years. Options granted to employees since February 2010 are exercisable for two years following the date of retirement, provided the employee retires from the Company at or after age 60, and that the employee has been an employee of the Company for at least ten years. Options granted prior to 2006 expire on the day immediately prior to the tenth anniversary of the date of grant, options granted between 2006 and the day before the date of our 2013 Annual Meeting expire on the day immediately prior to the seventh anniversary of the date of grant, and options granted on or after the date of our 2013 Annual Meeting expire on the day immediately prior to the tenth anniversary of the date of grant.

When RSUs granted under the 2009 Plan vest, an equivalent number of shares of our common stock is then issued and delivered to the grantee. Generally, if a grantee ceases to be an employee or Director, then the balance of each RSU award that has not yet vested will be forfeited, except that unvested RSUs from awards granted since February 2016 will vest immediately upon the grantee's death or disability.

Deferred stock units are granted to our Directors pursuant to the Director Plan, and for information regarding deferred stock units, please see the discussion under "Director Plan" beginning on page 31.

Executive Bonus Recovery Policy

Effective March 3, 2010, the Board adopted a Policy on Recovery of Incentive Compensation in Event of Certain Financial Restatements, also known as a “clawback policy,” that applies to annual performance-based cash incentive compensation granted to all officers of the Company subject to reporting under Section 16 of the Securities Exchange Act of 1934 on or after March 3, 2010. For purposes of the policy as originally adopted, “incentive compensation” meant bonuses and other cash incentive payouts, whether paid or unpaid, vested or unvested. In March 2014, the policy was amended to include stock options, restricted stock units, and other similar equity awards within the definition of “incentive compensation” subject to the policy.

Under the clawback policy, if the Company is required to restate its financial results for any of the three most recent fiscal years completed after March 3, 2010, other than a restatement due to changes in accounting principles or applicable law, and the Board or the Compensation Committee determines that an executive subject to the policy has received more incentive compensation for the relevant fiscal year than would have been paid had the incentive compensation been based on the restated financial results, the Board or Compensation Committee will take such action in its discretion that it determines appropriate to recover the incentive compensation that would not have been paid or awarded to the executive.

The clawback policy applies to an executive only if the Board or Compensation Committee determines that the executive has engaged in fraud or willful misconduct that caused or partially caused the restatement. The Board or Compensation Committee has the sole discretion to determine whether an executive has engaged in such conduct.

Potential Payments Upon Termination or Change-in-Control

Employment Agreements

In connection with the hiring of Mr. Ayers as president, Chief Executive Officer and Chairman of the Board of IDEXX in January of 2002, the Company entered into an employment agreement with Mr. Ayers. This employment agreement provides, among other things, that if the employment of Mr. Ayers is terminated at any time by the Company other than for cause (except within two years following a change in control), the Company will pay Mr. Ayers his base salary and continue to provide him with benefits (medical, dental and life insurance) for two years following such termination, and that his stock options will continue to vest in accordance with their terms during such two-year period. RSUs granted to Mr. Ayers will also continue to vest in accordance with their terms during such two-year period. Under the employment agreement with Mr. Ayers, “cause” is defined as willful, material misconduct, gross negligence in the performance of his duties or breach of either his invention and non-disclosure agreement or non-compete agreement with the Company. Mr. Ayers is also party to a change in control agreement (described below) pursuant to which, if the employment of Mr. Ayers is terminated either by the Company other than for cause or by Mr. Ayers for good reason (each as defined in his change in control agreement) within two years following a change in control, he will receive the payments and benefits described below under the heading “Change in Control Agreements.” In connection with his hiring, Mr. Ayers also executed the Company’s standard non-compete agreement and invention and non-disclosure agreement, the terms of which are described below.

The following table describes potential payments to Mr. Ayers under the employment agreement described above, assuming he was terminated without cause on December 31, 2015 and not in connection with or after a change in control. The actual amounts to be paid out can only be determined in the event of and at the time of his actual termination.

Potential Termination Payments

Name	Salary (1)	Benefits (1)(2)	Continued Vesting of Equity Awards (3)	Total
Jonathan W. Ayers	$1,600,000	$39,004	$7,680,786	$9,319,790

(1) Mr. Ayers’s salary and benefits will be paid by the Company. Salary and benefits are calculated by multiplying by two the annual salary and benefits in effect on December 31, 2015.

(2) Amount shown represents the aggregate incremental cost to the Company to continue to provide benefits to Mr. Ayers for a period of two years following termination, consisting of the following: (a) medical and dental coverage ($28,962), and (b) premiums paid on behalf of Mr. Ayers under the Company’s accidental death and dismemberment, disability and life insurance plans ($10,042).

(3) Mr. Ayers’s stock options and RSUs would continue to vest in accordance with their terms for two years following termination. This amount represents the intrinsic value of unvested stock options and RSUs as of December 31, 2015 that would continue to vest for two years following termination on December 31, 2015 using the closing sale price of the Company’s common stock as of December 31, 2015 to illustrate the potential value at termination.

Except as described above with respect to Mr. Ayers and the change in control agreements described below, the Company does not have any contracts, agreements, plans or arrangements with any other executives providing for the payment of severance or other benefits to such officers upon a termination of employment with the Company for any reason, other than arrangements that are generally available to all salaried employees.

Change in Control Agreements

The Company has entered into executive employment agreements (the "change in control agreements") with its executives, including each of the named executive officers. Each change in control agreement has an initial term that automatically renews for successive periods of one year, unless the Company provides notice of nonrenewal to the executive within 120 days prior to the renewal date.

The change in control agreements for all of the named executive officers are identical except as described below. The change in control agreements provide for the Company to make certain payments and provide certain benefits to the named executive officers upon a qualifying termination of employment that follows a change in control of the Company, as described further below. For a further discussion of the Company's reasons for having change in control agreements, refer to the discussion of change in control agreements under the heading "Compensation Policies and Practices" beginning on page 46.

The change in control agreements define a change in control of the Company as any of the following events (provided, in each case, that with respect to any payments or benefits subject to Section 409A of the Code, the following events must constitute a "change in control event" within the meaning of the applicable Treasury regulation):

- The acquisition by any person of 35% or more of the shares of common stock or combined voting power of the Company's outstanding securities;
- A change in the composition of the Company's Board over a 24-month period prior to such change such that a majority of the Board no longer consists of incumbent directors or directors nominated or elected by incumbent directors;
- A reorganization, merger, consolidation, or sale or other disposition of all or substantially all of the assets of the Company (a "business combination"), unless immediately following such business combination:
  - The stockholders of the Company immediately prior to such business combination own more than a majority of the outstanding shares of common stock and the combined voting power of the Company's outstanding voting securities of the corporation resulting in the business combination in substantially the same proportion as their ownership immediately prior to the transaction,
  - No person owns 20% or more of the stock of the corporation resulting from the business combination, and
  - At least half of the members of the board of the corporation resulting from the business combination were members of the Board at the time of the agreement providing for such business combination; and
- Approval by the stockholders of a complete liquidation or dissolution of the Company or sale of substantially all of the assets of the Company.

For a period of two years following a change in control, the Company may not generally reduce an executive's annual base salary or target bonus, or the aggregate benefits to which the executive is entitled under incentive plans and welfare benefit plans, below the level to which the executive was entitled prior to the change in control.

If the employment of an executive is terminated either by the Company without "cause," as defined below, or by the executive for "good reason," as defined below, within the period of two years following a change in control, then the Company shall provide the following payments and benefits to the executive:

- A prorated payment of the executive's target bonus for the portion of the year of termination prior to the date of termination;
- An amount equal to two times (or three times in the case of Mr. Ayers) the sum of the executive's annual base salary plus the average bonus received by the executive for the three full fiscal years preceding the change in control;
- The continuation of all benefits under welfare benefit, savings and retirement plans (including, without limitation, medical, dental and life insurance plans) for a period of two years (or three years in the case of Mr. Ayers) following the date of termination; and
- Any other amounts or benefits required to be paid to the executive under any plan, program, policy or practice or contract or agreement of the Company.

The Company will also reimburse the executive up to $12,500 per year (an aggregate of $25,000) for expenses incurred in connection with outplacement services and relocation costs in connection with obtaining new employment outside the State of Maine until the earlier of two years from termination of the executive's employment or the date he or she secures full time employment.

Upon a change in control, each outstanding stock option, RSU or other equity award, each of which is referred to as an equity award, held by an executive shall become immediately exercisable or vested as to 25% of the number of shares as to which such equity award otherwise would not then be exercisable or vested. If the executive's employment is terminated without cause, or by the executive for good reason, within two years following a change in control by the Company, all equity awards held by the executive shall become fully exercisable and vested. In addition, the 2009 Plan provides that all equity awards become fully vested and exercisable in the event a successor company in a corporate transaction does not assume or substitute the outstanding awards.

Under the change in control agreements, "cause" is defined as the willful failure of the executive to substantially perform the executive's duties with the Company, or the willful engaging by the executive in illegal conduct or gross misconduct which is materially and demonstrably injurious to the Company. Under the change in control agreements, "good reason" is defined as one or more of the following conditions arising without the consent of the executive:

- Any material reduction of the executive's annual base salary,
- Any material reduction of the executive's authority, duties or responsibilities,
- Any material reduction of the budget over which the executive has authority,
- A material change in the geographic location at which the executive is employed, or
- Certain breaches by the Company of the agreement.

Under the change in control agreements with Mr. Ayers, Mr. McKeon and Ms. Studer, if the executive does not hold the same position with the entity surviving any change in control as he or she holds with the Company, then good reason will be deemed to exist. In addition, good reason will be deemed to exist under the change in control agreement with Mr. Ayers if there is a material diminution in the authority, duties, or responsibilities of the supervisor to whom Mr. Ayers reports, including a requirement that Mr. Ayers report to a corporate officer or employee instead of directly to the Board.

Any notice of termination for good reason must be given to the Company (or its successor) within 60 days of the initial existence of one or more of the conditions described above. The Company (or its successor) will then be entitled to a period of 30 days during which it may remedy the condition(s) and not be required to pay benefits under the change in control agreement.

Under the change in control agreements, there is no tax "gross-up" provision and the Company is not required to reimburse the executives for any tax liabilities resulting from payments received by them under their change in control agreements.

As a condition of receipt of any payments or benefits under the change in control agreements, the executives will be required to sign a customary release prepared by and provided by the Company (or its successor) and to abide by the provisions thereof. The release will contain a release and waiver of any claims the executive or his or her representatives may have against the Company (or its successor) and its officers, Directors, affiliates and/or representatives, and will release those entities and persons from any liability for such claims including, but not limited to, all employment discrimination claims.

The change in control agreements do not supersede the standard non-compete agreements and invention and non-disclosure agreements between each executive and the Company. These non-compete agreements provide that for a period of two years after voluntary termination by the executive or termination by the Company with cause, the executive may not engage in any business enterprise that competes with the Company or recruit, solicit or induce any employee of the Company to terminate their employment with the Company. The invention and non-disclosure agreements include standard provisions that all developments made or conceived by the executive during his or her employment by the Company shall be the sole property of the Company and that the executive will not disclose or use for his or her own benefit or the benefit of others the Company's proprietary information.

The following table describes potential payments to each of our named executive officers under the change in control agreements that were in effect as of December 31, 2015. The table assumes a change in control occurred and the officer's employment was terminated either by the Company without cause or by the officer for good reason on December 31, 2015. The actual amounts to be paid out can only be determined in the event of and at the time of a change in control and a qualifying termination of each named executive officer.

Potential Change in Control Payments

Name	Salary(1)	Multiple of Average Bonus (1)	Pro-Rated Bonus (1)	Benefits (2)	Outplacement	Accelerated Vesting of Equity Awards (3)	Total
Jonathan W. Ayers	$2,400,000	$3,470,000	$1,000,000	$58,505(4)	$25,000	$9,110,518	$16,064,023
Brian P. McKeon	1,040,000	984,000	390,000	32,579(5)	25,000	2,333,388	$ 4,804,967
Jay Mazelsky	873,600	711,000	305,760	39,327(6)	25,000	2,353,143	$ 4,307,830
Jacqueline L. Studer	728,000	436,800	218,400	38,984(7)	25,000	455,312	$ 1,902,496
Michael J. Williams, PhD	873,600	674,000	305,760	37,476(8)	25,000	2,931,332	$ 4,847,168

(1) Amounts for Mr. Ayers are three times his salary and three times his average annual bonus for the prior three years. The amounts for all other named executive officers represent two years of such payments. Salary and bonus payments shall generally be paid in a lump sum on the 90th day following the date of termination, provided that the executive has signed the required release and the statutory period during which the executive is entitled to revoke the release has expired on or before that 90th day. Benefits shall be paid by the Company over the period stated in note (2).

(2) Benefits shall be paid by the Company over three years for Mr. Ayers and two years for all other named executive officers.

(3) Represents the intrinsic value of accelerated equity awards (stock options and RSUs), calculated based on the exercise price of the underlying awards and the closing sale price of the Company's common stock as of December 31, 2015.

(4) Amount shown represents the aggregate incremental cost to the Company to continue to provide benefits to Mr. Ayers for a period of three years following termination, consisting of the following: (a) medical and dental coverage ($43,442), and (b) premiums paid on behalf of Mr. Ayers under the Company's accidental death and dismemberment, disability and life insurance plans ($15,063).

(5) Amount shown represents the aggregate incremental cost to the Company to continue to provide benefits to Mr. McKeon for a period of two years following termination, consisting of the following: (a) medical and dental coverage ($28,961), and (b) premiums paid on behalf of Mr. McKeon under the Company's accidental death and dismemberment, disability and life insurance plans ($3,618).

(6) Amount shown represents the aggregate incremental cost to the Company to continue to provide benefits to Mr. Mazelsky for a period of two years following termination, consisting of the following: (a) medical and dental coverage ($28,961), and (b) premiums paid on behalf of Mr. Mazelsky under the Company's accidental death and dismemberment, disability and life insurance plans ($10,366).

(7) Amount shown represents the aggregate incremental cost to the Company to continue to provide benefits to Ms. Studer for a period of two years following termination, consisting of the following: (a) medical and dental coverage ($28,962), and (b) premiums paid on behalf of Ms. Studer under the Company's accidental death and dismemberment, disability and life insurance plans ($10,022).

(8) Amount shown represents the aggregate incremental cost to the Company to continue to provide benefits to Dr. Williams for a period of two years following termination, consisting of the following: (a) medical and dental coverage ($28,961), and (b) premiums paid on behalf of Dr. Williams under the Company's accidental death and dismemberment, disability and life insurance plans ($8,515).

General Information About the 2016 Annual Meeting and Voting

The Proxy Statement and How Proxies Work

Our Board is asking for your proxy to vote at the 2016 Annual Meeting because you were a stockholder as of the close of business on March 8, 2016 ("Record Date") and are entitled to vote at the 2016 Annual Meeting. This Proxy Statement and the accompanying materials are being provided to you in connection with the solicitation by the Board of proxies to be voted at our 2016 Annual Meeting and at any adjournment or postponement thereof.

Giving us your proxy means that you authorize us to vote your shares at the 2016 Annual Meeting in the manner that you direct, or if you do not direct us, in the manner as recommended by the Board in this Proxy Statement. You can vote for or against one or all of the Director nominees or abstain from voting for one or all nominees. You also can vote for or against the other proposals or abstain from voting. If you request a proxy card, and return your signed proxy card, but do not give voting instructions, the shares represented by that proxy will be voted "FOR" each proposal as recommended by the Board of Directors.

Who Can Vote

As of the Record Date, there were 89,591,091 shares of common stock outstanding. Each share of common stock is entitled to one vote on each matter properly brought before the 2016 Annual Meeting.

Most of our stockholders hold their shares through a stockbroker, bank, trustee or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those beneficially owned in street name:

- Stockholder of Record: If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, you are considered the stockholder of record of those shares and these proxy materials are being made available directly to you by us. As the stockholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the 2016 Annual Meeting.
- Beneficial Owner of Shares Held in Street Name: If your shares are held in a brokerage account through a bank, broker, trustee or other nominee, you are considered the beneficial owner of shares held in "street name" and these proxy materials are being made available to you through your bank, broker, trustee or nominee. As the beneficial owner of shares held in street name, you have the right to direct your bank, broker, trustee, or nominee on how to vote and are also invited to attend the 2016 Annual Meeting. Your bank, broker, trustee or nominee is obligated to provide you with voting instructions for use in instructing the bank, broker, trustee or nominee how to vote these shares. However, since you are not the stockholder of record, you may not vote these shares in person at the meeting unless you have obtained a legal proxy from your bank, broker, trustee or nominee entitling you to vote your shares at the 2016 Annual Meeting.

Notice of Internet Availability (Notice and Access)

Instead of mailing a printed copy of our proxy materials to each stockholder, we are furnishing proxy materials via the Internet. If you received a "Notice of Internet Availability," you will not receive a printed copy of the proxy materials unless you specifically request a printed copy. The Notice of Internet Availability will instruct you how to access and review all of the important information contained in the proxy materials. The Notice of Internet Availability also instructs you how to submit your proxy on the Internet and how to vote by telephone.

If you would like to receive a printed or emailed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Notice of Internet Availability.

The Notice of Internet Availability is first being sent to stockholders on or about March 24, 2016. Also on or about March 24, 2016, we will first make available to our stockholders this Proxy Statement and the form of proxy relating to the 2016 Annual Meeting, as well as our 2015 Annual Report on Form 10-K filed with the SEC on February 17, 2016.

How to Vote

You can vote in person at the 2016 Annual Meeting or by proxy. We recommend that you submit a proxy even if you plan to attend the 2016 Annual Meeting. You can revoke your proxy and change your vote at the 2016 Annual Meeting in one of the ways described below. All shares represented by proxies that have been properly voted and not revoked will be voted at the 2016 Annual Meeting.

We are offering stockholders four methods of voting:

- You may vote over the Internet.
- You may vote by telephone.
- If you are a registered holder of our shares, you may request a paper proxy card from us, and indicate your vote by completing, signing and dating the card where indicated and by mailing or otherwise returning the card in the prepaid envelope accompanying the paper proxy card.
- You may vote in person at the 2016 Annual Meeting. If you attend the 2016 Annual Meeting, you will be able to vote your shares, even if you already voted by Internet, telephone or mail. However, if you are the beneficial owner of shares held in street name, you must obtain a proxy, executed in your favor, from the bank, broker, trustee or other nominee to be able to vote in person at the 2016 Annual Meeting.

Since you cannot vote your shares via the webcast described below, it is important that you vote your shares in advance of the 2016 Annual Meeting, using one of the procedures described above.

Please see “How to Vote” on page 5 to determine how to vote your shares by mail, telephone or internet.

Revoking a Proxy

You can revoke your proxy, whether it was given by Internet, telephone or mail, before it is voted by:

- Submitting a new proxy with a later date, including a proxy given via the Internet or by telephone;
- Providing written notice to our Corporate Vice President, General Counsel and Corporate Secretary before or at the 2016 Annual Meeting prior to the voting on any proposal, if you are a registered holder of our shares; or
- Voting by ballot at the 2016 Annual Meeting.

The last vote you submit chronologically (by any means) will supersede your prior vote(s). Your attendance at the 2016 Annual Meeting will not, by itself, revoke your proxy.

Quorum

In order to transact business at the 2016 Annual Meeting, we must have a quorum. This means that at least a majority of the issued and outstanding shares entitled to vote as of the Record Date must be represented at the 2016 Annual Meeting, either by proxy or in person. Abstentions and broker non-votes (which are described below) are counted as present and entitled to vote for purposes of determining a quorum. Treasury shares, which are shares owned by us, are not voted and do not count towards establishing a quorum. If a quorum is not present, the meeting will be adjourned until a quorum is obtained.

Votes Needed

Approval of each of the proposals requires the favorable vote of a majority of the votes cast. Only votes for or against a proposal count as votes cast. Abstentions and broker non-votes (which are described below) are not counted as votes cast and, therefore, will have no effect on the outcome of the matters to be voted on at the 2016 Annual Meeting.

Votes will be tabulated by an independent inspector of elections appointed for the 2016 Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. The preliminary voting results will be announced at the 2016 Annual Meeting. The final voting results will be tallied by the inspector of elections and reported in a Current Report on Form 8-K, which will be filed with the SEC within four business days after the 2016 Annual Meeting.

Broker Non-Votes

If you are a beneficial owner of shares held in "street name" and do not give voting instructions to your bank or brokerage firm, your bank or brokerage firm will be able to vote your shares with respect to certain "discretionary" items, but will not be allowed to vote your shares with respect to certain "non-discretionary" items. The following are non-discretionary items on which your bank or brokerage firm may not vote without voting instructions from you:

- Election of Directors (Proposal One)
- The advisory vote to approve executive compensation (Proposal Three)

In the case of these non-discretionary items for which your bank or brokerage firm does not have voting instructions, the bank or brokerage firm is required to indicate on its proxy that it does not have discretionary authority to vote on these matters, and your shares will be treated as "broker non-votes" with respect to these proposals. Ratification of the appointment of our independent registered public accounting firm (Proposal Two) is considered to be a discretionary item on which banks and brokerage firms may vote.

Conduct of the 2016 Annual Meeting

Rules for the conduct of the 2016 Annual Meeting will be available at the meeting. Under our Amended and Restated By-Laws, the Chairman of the Board of Directors may adopt rules and procedures that he believes are appropriate to ensure that the 2016 Annual Meeting is conducted properly.

Webcast of the 2016 Annual Meeting

The 2016 Annual Meeting will be webcast live on the Internet at 10:00 a.m., Eastern time, on Wednesday, May 4, 2016. The webcast will include consideration of the proposals and our Chief Executive Officer's presentation regarding our business, and will provide audio and the accompanying graphic presentation, but will not include the question-and-answer session that follows the presentation. People accessing the webcast will not be able to ask questions or otherwise participate during the meeting. You can access the webcast from our website www.idexx.com. Since you cannot vote your shares via the webcast, it is important that you vote your shares in advance of the 2016 Annual Meeting, using one of the procedures described above.

Voting on Other Matters

If other matters are properly presented at the 2016 Annual Meeting for consideration, the persons named in the proxy will have the discretion to vote on those matters for you. As of the date of this Proxy Statement, we do not know of any other matters to be raised at the 2016 Annual Meeting and the dates by which other matters to be voted on at the 2016 Annual Meeting must have been submitted by our stockholders pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 or our Amended and Restated By-Laws have passed.

Solicitation of Proxies

We will pay the expenses of the solicitation of proxies by our Board. Proxies can be solicited on our behalf by Directors, officers or employees, without additional remuneration, in person or by telephone, by mail, electronic transmission and facsimile transmission. We have hired MacKenzie Partners, Inc., to distribute and solicit proxies and will pay MacKenzie Partners, Inc. a fee of approximately $15,000, plus reasonable out-of-pocket expenses, for its services.

Brokers, banks, trustees and other nominees will be requested to make available proxy-soliciting material to the owners of our Common Stock held in their names and, as required by law, we will reimburse them for their reasonable out-of-pocket expenses for this service.

Householding of Annual Meeting Materials

Some of our stockholders may be participating in the practice of "householding" proxy statements, annual reports, and the Notice of Internet Availability. This means that only one copy of such documents may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of the Notice of Internet Availability, proxy statement or annual report if you call or write us at the following address or telephone number:

Investor Relations
IDEXX Laboratories, Inc.
One IDEXX Drive
Westbrook, Maine, 04092
Telephone: 207-556-8155

If you want to receive separate copies of the Notice of Internet Availability, proxy statement and annual report in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and telephone number.

Requirements for Submission of Proxy Proposals, Nomination of Directors and Other Business of Stockholders

Proposals submitted under Rule 14a-8

In order to be considered for inclusion in next year's proxy statement, stockholder proposals submitted pursuant to Rule 14a-8 must be submitted in writing and addressed to and be received by our Corporate Vice President, General Counsel and Corporate Secretary at IDEXX Laboratories, Inc., One IDEXX Drive, Westbrook, Maine 04092 by November 25, 2016. The deadline to submit a proposal for inclusion in our proxy materials for the 2016 Annual Meeting has passed.

Proposals submitted outside of Rule 14a-8

Our Amended and Restated By-Laws also establish an advance notice procedure that a stockholder must follow to nominate persons for election as Directors or to introduce an item of business at an Annual Meeting outside of the process under Rule 14a-8. These procedures provide that nominations for Director and/or an item of business to be introduced at an Annual Meeting must be submitted in writing to our Corporate Vice President, General Counsel and Corporate Secretary and received by the deadline indicated below at IDEXX Laboratories, Inc., One IDEXX Drive, Westbrook, Maine 04092.

Our Amended and Restated By-Laws provide that stockholder nominations or other proposals must include certain information regarding:

- The stockholder submitting the nomination or proposal;
- Any nominee for Director; and/or
- The item of business.

We must receive notice in writing of your intention to introduce a nomination or proposed item of business at our 2017 Annual Meeting, and all supporting information, *not less than* 90 days or *more than* 120 days before the first anniversary of the 2016 Annual Meeting.

However, if the date of our 2017 Annual Meeting is advanced by more than 20 days, or delayed by more than 60 days, from the date of the 2016 Annual Meeting, then we must receive such notice at the address noted above not earlier than the 120th day before such Annual Meeting; and not later than the close of business on the later of the 90th day before such Annual Meeting or the 10th day after the day on which notice of the meeting date was mailed or public disclosure was made, whichever occurs first.

Assuming that our 2017 Annual Meeting is held between April 15, 2017 and July 3, 2017, as is currently expected, we must receive the written notice of your intention to introduce a nomination or proposed item of business at our 2017 Annual Meeting, and all supporting information, no earlier than January 4, 2017 and no later than February 3, 2017.

Forward Looking Statements

This Proxy Statement and the accompanying materials contain "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and involve risks and uncertainties, which may cause results to differ materially from those set forth in the statements. The forward-looking statements may include statements regarding product development, product potential or financial performance. No forward-looking statement can be guaranteed and actual results may differ materially from those projected. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements should be evaluated together with the many uncertainties that affect our business, particularly those mentioned in the risk factors and cautionary statements in Part I, Item 1A of our 2015 Annual Report on Form 10-K, and in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, if any, which we incorporate herein by reference.

Other Matters

The Board knows of no other matters to be presented for stockholder action at the 2016 Annual Meeting. If, however, other matters do properly come before the 2016 Annual Meeting or any adjournments or postponements thereof, the Board intends that the persons named in the proxies will vote upon such matters in accordance with their best judgment.

The Board hopes that you will attend the 2016 Annual Meeting. Whether or not you plan to attend the 2016 Annual Meeting, you are urged to vote at your earliest convenience in the manner and method set forth under the section entitled "How to Vote" on page 67.

By order of the Board of Directors,

Jacqueline L. Studer
Corporate Vice President,
General Counsel and Corporate Secretary

March 24, 2016

learn more at www.idexx.com